


02033933

No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Nexfor Inc.
(Translation of registrant's name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X___ No ________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-3173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexfor Inc.
(Registrant)

Date: April 29, 2002

By: Lyse Macaulay
Lyse Macaulay
Assistant Secretary

Exhibits

1. Management Proxy Circular dated March 15, 2002
2. Form of Proxy
3. Annual Report for the year ending December 31, 2001 that includes the Consolidated Financial Statements, MD&A and report on the environment

Nexfor 2001

a report on our business


Nexfor


North America
United Kingdom
Building Materials
Paper and Pulp
Canada – 18%
United States – 82%
Canada – 10%
Europe – 2%
United States – 88%
Continental Europe – 10%
U.K. – 90%
Environmental Compliance
Overall Exceedances
Effluent Exceedances
Air Emission Exceedances
40
30
20
10
0
1996
1997
1998
1999
2000
2001
Safety Performance
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001

Sales and Shipments

	2001		2000	
	Net Sales ($ millions)	Shipments (volumes)	Net Sales ($ millions)	Shipments (volumes)
OSB (MMsf–1/16")	$ 306	9,015	$ 311	7,571
Lumber (MMfbm)	249	665	191	546
Plywood (MMsf–1/16")	67	479	66	487
MDF (MMsf–1/16")	39	951	37	904
I-joist (MM lineal ft.)	31	27	7	6
Other	52	–	64	–
Total	$ 744		$ 676	

	2001		2000	
	Net Sales ($ millions)	Shipments (000 tonnes)	Net Sales ($ millions)	Shipments (000 tonnes)
Woodfree paper	$ 611	362	$ 679	430
Groundwood paper	245	186	233	179
Paperboard	42	51	42	53
Pulp	134	229	197	233
Intra-segment and other	(37)	–	(60)	–
Total	$ 995	828	$ 1,091	895

	2001		2000	
	Net Sales ($ millions)	Shipments (MMsf–1/16")	Net Sales ($ millions)	Shipments (MMsf–1/16")
OSB	$ 54	1,729	$ 62	1,390
MDF	80	2,103	79	2,075
Particleboard	103	3,566	112	4,128
Other	90	–	114	–
Total	$ 327	7,398	$ 367	7,593

Market Distribution

Environment, Health and Safety

Environmental Compliance

Of more than 16,000 compliance measurements at Nexfor's Paper and Pulp mills, 14 exceeded regulatory limits.

Safety Performance

Number of recordable health and safety incidents per 200,000 hours worked (OSHA Recordable Rate)

2001 is Nexfor's seventh consecutive year of safety performance improvement.

nexfor at a glance

	Overview	Highlights
North American Building Materials	Nexfor manufactures and markets lumber and wood-based panel products for construction and industrial use. Nexfor's products include Oriented Strand Board (OSB), Medium Density Fibreboard (MDF), hardwood plywood, softwood lumber and I-joists. Nexfor's North American Building Materials business operates 15 mills and employs approximately 2,600 people.	▭ Began production at new Barton OSB mill in Alabama ▭ Introduced new value-added products ▭ Set production records at Bemidji, Minnesota, Deposit, New York and Senneterre, Quebec ▭ Generated $10 million in margin improvements ▭ Reduced Occupational Safety and Health Administration (OSHA) recordable incident rate 14%
Paper & Pulp	Nexfor is one of North America's largest producers of specialty papers, operating four paper and pulp mills in New Brunswick, Quebec, Maine, and Wisconsin. Total annual production capacity is 830,000 tonnes. A highly integrated business, Nexfor's Paper and Pulp operations employ approximately 2,600 people, manage more than two million hectares of forest, and operate a tree nursery.	▭ Improved financial performance and specialty ratios following the first quarter consolidation of Midwest paper operations ▭ Generated $11 million in margin improvements ▭ Introduced new eBusiness system for paper customers ▭ Set production record at Edmundston sulphite pulp mill in New Brunswick ▭ Introduced new products at Madawaska, Maine paper mill, making up 11% of their total sales
European Panels	Nexfor is the largest manufacturer of panels in the UK, producing a range of OSB, MDF and particleboard products for construction, furniture, interior design, and do-it-yourself markets. Nexfor's European Panels business operates three mills and employs approximately 950 people.	▭ Completed new £18 million particleboard flooring line at Cowie, Scotland ▭ Restructured laminating activities at South Molton, England ▭ Increased recycling capacity at Cowie by over 225% and improved quality of recycled material ▭ Generated $18 million in margin improvements ▭ Reduced OSHA recordable incident rate 22%

Nexfor Inc. is a North American producer of building materials including Oriented Strand Board (OSB), Medium Density Fibreboard (MDF), hardwood plywood, lumber, I-joists, specialty papers and pulp. It is also the United Kingdom's largest producer of wood-based panels, including OSB, MDF, particleboard and value-added products. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: NF.

financial highlights

Years ended December 31 ($ millions, except per share information)	2001	2000	1999
Operations			
Net sales	$ 2,066	$ 2,134	$ 2,356
Operating earnings	35	178	274
Earnings	19	147	266
Cash provided by operations	120	278	363
Capital expenditures	156	271	257
Per Common Share			
Diluted earnings	$ 0.11	$ 0.96	$ 1.68
Dividends	0.40	0.40	0.40
Book value	8.62	8.86	8.22
Stock price (TSE)			
High	$ 8.45	$ 9.25	$ 10.15
Low	6.30	5.85	5.70
Close	7.50	7.10	8.40
Return on Capital Employed	8%	15%	22%

to our shareholders:



Dominic Gammiero
President & Chief Executive Officer

Nothing tests a company's resolve more than a tough year. That's how I'd describe 2001 – a tough year for our industry and for Nexfor. The North American economy, as well as many European and Asian economies, headed towards recession in the latter half of the year, fueled in part by events of September 11. Our industry experienced lower demand, excess production capacity, substantially lower product prices, and widespread downtime in both paper and pulp and building materials. The threat and uncertainty over countervail and anti-dumping duties on Canadian softwood lumber sales into the United States further impeded the performance of Canadian producers.

These realities are not unprecedented. Yet they continue to limit our industry's short-term earnings potential.

Nexfor's ability to maintain its financial strength during this trough is testimony to our long-term business strategy, our belief that a well-run company manages its affairs efficiently under all circumstances, and our prudent financial management.

Sticking with Our Strategy

Our strategy is to position Nexfor in businesses and products that maximize our earnings potential and provide for future growth. Since 1998, we've invested more than $1 billion into our strategic businesses, and as a result, Nexfor's mix today is about 60 percent in building materials and 40 percent in paper and pulp. Our geographic focus also has shifted, with 53 percent of assets currently in the US, 29 percent in Canada and 18 percent in the UK.

Our growth comes primarily from wood panels and specialty papers. We aim to be the preferred supplier to our customers, introducing superior products and services, and increasing our market presence.

In 2001, our actions helped fulfill these goals.

In August, we began commercial production at our seventh and newest OSB mill. Located in Alabama, and a twin of our South Carolina mill, the Barton mill successfully ramped up production to near 70 percent of capacity by year-end. Both mills, which use the industry's most advanced technology, were built to serve the Southern US, where population and residential growth have exceeded that of all other regions. We expect market growth in the US Southwest to exceed the North American average.

While there was excess supply in 2001, OSB remains the best growth opportunity in the forest products industry over the next 10 to 15 years. OSB continues to displace plywood in new home construction and will play a more prominent role in the repair and renovation and industrial markets.

In Europe, OSB growth potential is enormous. The 35 percent expansion at our Inverness mill, completed at the beginning of 2001, will deliver substantial benefits as markets and prices improve. On the Continent, we completed feasibility studies for a new mill in Poland.

Also during 2001, we completed construction of an £18 million particleboard line at Cowie, Scotland, dedicated to flooring applications, a market in which we have a 45 percent share in the UK.

The melamine and foil lamination business in the UK was rationalized in March with the closure of our South Shields, England facility and the transfer of these activities to Cowie and South Molton, England. The consolidation will significantly improve our efficiency in this business.

Serving Our Customers

Retail customers are a strategic part of our growth and success in North American building materials. In 2001, nearly two-thirds of OSB sales were to retailers and large contractor yards. To service them better, we expanded our *Onbord* eBusiness systems, providing real-time access to order details, freight rates, shipment status, and other information. Our eBusiness activities have enhanced our already solid relationships with key customers.

At the same time, we introduced new, higher margin products including an OSB flooring product called StablEdge, and low density fibreboard from our Deposit, New York operation. We also increased production of I-joists by 45 percent, and are aiming for a further 30 percent production growth in 2002.

Nexfor's specialty paper business made marked advances in 2001. In the Midwest, we substantially reduced commodity production and raised specialty ratios to over 50 percent in the fourth quarter. The West Carrollton, Ohio mill was shut and production was consolidated at Park Falls, Wisconsin. As a result, the Midwest financial performance improved by $10 million, and is expected to improve more significantly in 2002.

At Madawaska, Maine, where specialty production approaches 80 percent, we focus on products and grades that deliver strong returns – lightweight opaques for religious printing, and a number of technical papers for highly specialized applications. Last year, more than 10 percent of Madawaska's shipments consisted of higher margin products it had never made before. We're currently assessing new products in the digital, ink-jet printing and other specialty markets with a view to optimizing our machine capabilities.

Our paper business relies on customer relationships, service and innovation for its ultimate success. Seldom does a day pass without a customer visit to our mills for a new product trial. And daily servicing needs have been strengthened with the introduction of our *Track Your Order* eBusiness system.

Defining Efficiency

I'm particularly gratified when someone refers to Nexfor as a "good operator" because the benchmarks we use to measure operating success are important to all our constituents: shareholders, employees, customers, suppliers and the financial community.

Our first priority is safety. Nexfor's safety performance improved 7 percent over 2000, the seventh straight year of improvement. Significant improvement was achieved at our sawmills, with the La Sarre, Quebec sawmill and Val-d'Or, Quebec OSB mill completing a second consecutive year without a lost time incident. Our paper and pulp operations continue to be among the industry's safety leaders, and in the UK, a vigorous safety emphasis has meant an 80 percent reduction in lost time injuries since 1999 when we acquired 100 percent ownership.

A second measurement is environmental performance. Nexfor was the first North American forest products company to publish an environment report to shareholders more than a decade ago. Our permanent target is 100 percent compliance. We're continually improving our environmental management systems to ensure we meet this goal. Today, environmental management is integrated into our manufacturing processes and our woodlands management, where forest certification has been largely achieved. All North American operations will have received formal SFI℠ Forest Certification in 2002.

Ultimately, operating efficiency means continuous *margin improvements.* In the face of weaker markets, Nexfor recorded $39 million in margin improvements over 2000, measured at constant prices and exchange rates. This was achieved through a combination of volume increases, improved product mix and company-wide cost reduction.

Some examples:

- We achieved record production levels at the Edmundston, New Brunswick pulp mill, Senneterre, Quebec sawmill, Deposit MDF mill, and Bemidji, Minnesota OSB mill.
- Our paperboard business had record profits.

- In the UK, we reduced wood costs by £3 million. We're using recycled wood more efficiently and are among the country's largest processors of packaging waste.
- Our sawmills experienced a $29 million improvement in operating earnings over 2000, despite countervail and antidumping duties, due in part to cost and mix improvements. While many sawmills were forced to take market shuts, Nexfor mills did not.
- In OSB, our focus on larger 4'x9' panels and web material for I-joists meant higher margins and volumes over 2000.
- We're currently increasing our annual production capacity for lightweight book papers and technical specialties without investing additional capital.

Maintaining Financial Strength

We don't control markets and prices. But in every financial respect, we are disciplined to protect ourselves when markets and prices are at the bottom of the business cycle.

The following financial disciplines are critical to our performance:

- We continue to maintain a solid investment-grade credit rating throughout the cycle.
- We have excellent liquidity, with the financial capacity to pursue growth opportunities.
- Our net debt to total capitalization was 37 percent at the end of the year.
- We closely manage our debt, including the term and floating and fixed rate exposures.
- We tightly manage working capital and capital investments, minimizing their levels to ensure maximum return on investment.
- We continue to pay a steady dividend.

Throughout Nexfor, individual ingenuity and skilled teams of people are working to make Nexfor a better company, be it process improvement, product development, health and safety, financial management or human resources.

This is a cyclical business. But the financial, strategic and operational disciplines we apply every day are not cyclical. They are the source of our strength and success.

Nexfor employees deserve the credit. They have responded to the challenges. I thank Nexfor's shareholders for their confidence, and our Board of Directors for its guidance. Lastly, I thank our customers for whom we work every day to meet continually rising expectations.

Dominic Gammiero
President & Chief Executive Officer

2001 financial performance

management's discussion and analysis

2001 financial statements

2001 overview


Boston Lumber
Price ($US per Mfbm)
Housing Starts (million units)
Price
U.S. Housing Starts S.A.A.R.
600
500
400
300
200
100
2.00
1.75
1.50
1.25
1.00
0.75
1997
1998
1999
2000
2001


Panels
Price ($US per Msf)
North Central OSB 7/16" Price
Southern Plywood 15/32"
500
400
300
200
100
0
1997
1998
1999
2000
2001


Hardwood Pulp
Price ($US per tonne)
Inventories (000 tonnes)
Price
Norscan Inventories
900
740
580
420
260
100
2250
2000
1750
1500
1250
1000
1997
1998
1999
2000
2001


Paper
Price ($US per ton)
Uncoated Offset
White Directory
Coated No. 5
1400
1200
1000
800
600
400
1997
1998
1999
2000
2001


EBITDA
($ millions)
(excluding sold operations)
400
300
200
100
0
1997
1998
1999
2000
2001


Net Assets Employed
40% - North American Building Materials
42% - Paper and Pulp
18% - European Panels
42% - North American Building Materials
40% - Paper and Pulp
18% - European Panels
2000
2001

the year in review

The Management's Discussion and Analysis provides a review of the significant developments that impacted Nexfor's performance during 2001 relative to 2000. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied. To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Nexfor's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes which follow this Management's Discussion and Analysis.

Throughout this discussion "Nexfor" refers to Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and "Company" refers to Nexfor Inc. as a separate corporation. "EBITDA" refers to earnings before interest, taxes, depreciation and amortization. All financial references are in Canadian dollars unless otherwise noted.

Overview

At December 31, 2001, Nexfor employed approximately 6,250 people at manufacturing facilities in Ontario, Quebec, New Brunswick, New York, Maine, Minnesota, Mississippi, Wisconsin, Illinois, South Carolina, Alabama and the United Kingdom. Principal facilities include 11 panelboard mills, 6 sawmills, 1 I-joist plant and 4 paper and pulp plants. The Company operates in three business segments: North American Building Materials, Paper and Pulp, and European Panels.

The current annual production capacity is approximately:

OSB (MMsf-1/16")	15,825
Particleboard (MMsf-1/16")	3,750
MDF (MMsf-1/16")	3,400
Plywood (MMsf-1/16")	490
Lumber (MMfbm)	710
I-joist (MM lineal feet)	80
Woodfree Paper (000 tonnes)	360
Groundwood Paper (000 tonnes)	175
Paperboard (000 tonnes)	50
Pulp (000 tonnes)	245



Yvonne McKinlay
Senior Vice President, Nexfor Inc.
President, Norbord Industries



Bert Martin
Senior Vice President, Nexfor Inc.
President, Fraser Papers



Barrie Shineton
Senior Vice President, Nexfor Inc.
Managing Director, Nexfor European Panels

Nexfor also manages 3 million hectares of timberland in North America of which 431,000 hectares are owned. The Canadian non-owned timberland is managed under long-term licences granted by provincial governments.

The geographical breakdown of net fixed assets at year-end 2001 was 53% US, 29% Canada and 18% UK.

Financial Summary

($ millions)	2001	2000	1999	1998	1997
Net sales	$ 2,066	$ 2,134	$ 2,356	$ 2,363	$ 2,210
Operating earnings	35	178	274	153	98
Depreciation	148	144	162	167	155
Earnings	19	147	266	47	19

Nexfor posted 2001 earnings of $19 million or $0.11 per common share. In 2000, earnings were $147 million or $0.96 per share. The 2000 results included a $28 million gain, or $0.19 per share, from the sale of the remaining 21% interest in the Great Lakes Hydro Income Fund. Excluding the gain, earnings were $119 million in 2000.

Slowing global economies contributed significantly to the lower results. The $100 million reduction in earnings between 2000 and 2001, excluding the gain, was impacted by:

- A sharp drop in OSB prices in both North America and Europe.
- Plunging pulp prices.
- Highly competitive market conditions in the UK.
- Market-related downtime in all three business segments.
- Higher net interest expense.
- Accrual for duties on softwood lumber shipped to the US.

The continued success of the Margin Improvement Program (MIP), launched in 1997, partially mitigated these negative factors. Measured at constant prices and exchange rates, MIP realized a $39 million improvement over 2000. Approximately 40% of the gain is attributed to volume, 15% to mix and 45% to cost and other. The contribution by segment was:

- European Panels 45%
- Paper and Pulp 30%
- North American Building Materials 25%





Nexfor's new Barton mill in Alabama began operation in August 2001.



Nexfor is one of North America's largest producers of religious papers.

Nexfor's cash Return on Capital Employed (ROCE) decreased to 8% in 2001 from 15% in 2000 as a result of lower earnings and a higher capital base. The capital base increased due to the completion of two major projects. ROCE is a key measurement of financial performance, as it focuses on cash and the efficient use of capital. ROCE is defined as EBITDA divided by year-end total assets less cash, short-term notes, temporary investments, accounts payable and current portion of future income taxes. Over the past five years, Nexfor's ROCE has averaged 14%, a second quartile performance relative to the North American forest products industry. The Company's objective is to achieve consistent top-quartile performance in each segment of its business.

Return on Common Equity (ROE) dropped to 1% in 2001 from 9% in 2000. Including asset sale gains, the 2000 ROE was 12%. The Company's goal is to achieve a minimum 12% ROE over the business cycle.

Book value at December 31, 2001 was $8.62. Nexfor's shares traded on The Toronto Stock Exchange in a range of $8.45 – $6.30 in 2001, closing the year at $7.50 up 6% from year-end 2000. Including the dividend payment, the return was 11%.

Operating highlights in 2001 included:

- Reduced Occupational Safety and Health Administration (OSHA) recordable rate 7% from 2000 to 3.84 per 200,000 hours worked.
- Maintained environmental compliance at 99.7% for paper and pulp, within regulated air and water emission limits.
- Achieved $39 million in margin improvements.
- Closed paper mill at West Carrollton, Ohio; consolidated Midwest paper operations at Park Falls, Wisconsin.
- Closed laminating facility at South Shields, England; moved melamine and foil lamination lines to Cowie, Scotland and South Molton, England, respectively.
- Commenced production from the new Barton OSB mill in Alabama.
- Completed rebuild of particleboard line at Cowie.
- Established production records at a number of mills.
- Introduced new products.
- Increased specialty component of paper and pulp shipments.
- Achieved additional ISO 14001 forest certifications.
- Expanded eBusiness activities.



Nexfor is a major producer of kitchen countertops and flooring in the UK.

Cash flow from operations, including changes in non-cash working capital, totalled $166 million in 2001 compared to $210 million in 2000. A significant decline in operating earnings was the main contributing factor partially offset by a reduction in working capital requirements. After dividends, capital expenditures, and other investment activities, the cash shortfall in 2001 was $84 million. In March, the Company issued US $200 million of 8.125% debentures, paying down commercial paper and other borrowings. At December 31, 2001 the ratio of net debt to total capitalization stood at 37%, up from 32% at year-end 2000. Cash and short-term notes totalled $182 million at December 31, 2001 compared to $167 million at year-end 2000. In addition, temporary investments at December 31, 2001 included $78 million of convertible debentures issued by Canfor Corporation (Canfor) in November 1999 relating to the sale of Northwood Inc.

Quarterly Information

	Net Sales ($ millions)	Earnings ($ millions)	Earnings per Common Share (basic)	Earnings per Common Share (diluted)
2001				
4th Quarter	$ 504	$ –	$ –	$ –
3rd Quarter	518	10	0.06	0.06
2nd Quarter	529	14	0.10	0.10
1st Quarter	515	(5)	(0.05)	(0.05)
2000				
4th Quarter	$ 510	$ 1	$ –	$ –
3rd Quarter (1)	528	34	0.22	0.22
2nd Quarter (2)	542	60	0.41	0.41
1st Quarter	554	52	0.33	0.33

(1) Earnings include $15 million gain, $0.10 per common share, from an asset sale.
(2) Earnings include $13 million gain, $0.09 per common share, from an asset sale.

Net Sales

Net sales decreased 3% or $68 million in 2001. The decline reflects the impact of restructuring initiatives as two facilities were closed permanently in 2001 and one particleboard line did not operate. Paper and Pulp accounted for 48% of total net sales in 2001, North American Building Materials 36% and European Panels 16%.

($ millions)	2001	2000	1999	1998	1997
North American Building Materials	$ 744	$ 676	$ 737	$ 609	$ 502
Paper and Pulp	995	1,091	970	968	917
European Panels (1)	327	367	243	251	249
Subtotal	2,066	2,134	1,950	1,828	1,668
Operations sold	–	–	406	535	542
Total	$ 2,066	$ 2,134	$ 2,356	$ 2,363	$ 2,210

(1) Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

Net sales from North American Building Materials increased 10% or $68 million in 2001. The full-year ownership of the sawmill and I-joist plant at Juniper, New Brunswick accounted for $65 million of the increase. Those assets were acquired in August 2000. Despite a 19% increase in shipments, net sales from OSB declined $5 million as the reference North Central selling price averaged US $160 per Msf (7/16-inch basis), down 22% from 2000. Commencement of operations at the new Barton mill in Alabama and ramp-up from the Joanna, South Carolina mill accounted for the increased shipments.

Paper and Pulp sales fell 9% or $96 million. Woodfree paper accounted for $68 million of the decrease, largely driven by the permanent shut of the West Carrollton mill on March 9, 2001. Shipments from West Carrollton totalled 16,000 tonnes in 2001 versus 91,000 tonnes in 2000. Sliding pulp prices also contributed to the sales decline. Hardwood pulp prices fell steadily from the third quarter of 2000 through August 2001 due to weak demand and excessive inventories. Nexfor's pulp sales to third parties were down 24% or $34 million from 2000.

In the European Panels segment, net sales decreased 11% or $40 million. OSB prices fell from an average of £135 per m^3 in 2000 to £94 in 2001 as new capacity on the Continent came on stream. Downsizing at the South Molton furniture factory, closure of the South Shields lamination facility, and MDF market-related downtime also contributed to the revenue decline. In addition, the S700 particleboard line at Cowie did not operate in 2001, having been shut in mid-2000 due to an oversupplied furniture grade particleboard market.

In 2001, Nexfor sold 74% of its products in the US, 16% in Europe, and 10% in Canada.

Shipments by Market	Canada	United States	Europe	2001 Total	2000 Total
OSB (MMsf–1/16")	1,316	7,741	1,687	10,744	8,961
Particleboard (MMsf–1/16")	–	–	3,566	3,566	4,128
MDF (MMsf–1/16")	94	857	2,103	3,054	2,979
Plywood (MMsf–1/16")	86	393	–	479	487
Lumber (MMfbm)	136	529	–	665	546
I-joist (MM lineal ft.)	–	27	–	27	6
Woodfree paper (000 tonnes)	12	350	–	362	430
Groundwood paper (000 tonnes)	8	178	–	186	179
Paperboard (000 tonnes)	42	9	–	51	53
Pulp (000 tonnes)	64	131	34	229	233

Operating Earnings

Operating earnings declined 80% in 2001 to a nine-year low of $35 million. Contributing factors were slowing economies, excess supply and lower product prices, market-related downtime, and the imposition of duties on softwood lumber. All three business segments posted substantial reductions from 2000 levels. Operating profit margins declined to 2% from 8% in the prior year.

($ millions)	2001	2000	1999	1998	1997
North American Building Materials	$ 55	$ 107	$ 218	$ 123	$ 41
Paper and Pulp	11	81	(17)	(8)	(14)
European Panels [1]	(31)	(10)	(2)	17	25
Subtotal	35	178	199	132	52
Operations sold	–	–	75	21	46
Total	$ 35	$ 178	$ 274	$ 153	$ 98

(1) Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

Operating earnings from North American Building Materials declined 49% from 2000 and 75% from the record performance of 1999. Lower prices eroded profit margins, driving OSB earnings down to $25 million in 2001 from $96 million in 2000 and $165 million in 1999. Lumber and woodlands results made up some of the OSB shortfall, generating operating earnings of $34 million in 2001 compared to $5 million in 2000. The 2001 results include an accrual of $5 million for duties on softwood lumber shipped to the US. Lumber operations benefited from record production of premium grade studs, production efficiencies and higher prices for by-product chips.

The Paper and Pulp segment recorded a $70 million reduction in operating earnings in 2001. Pulp results were down $67 million and paper $3 million. Soft demand worldwide and high inventories were the major factors contributing to a steady decline in pulp prices.



Nexfor keeps pace with its customers' servicing needs using Internet-based technology.

Pulp mill nets fell to $585 per tonne in 2001 from $844 per tonne in 2000. Improved results from the Midwest operation following the West Carrollton mill closure and a record profit from paperboard helped maintain total paper earnings near 2000 levels.

The $31 million operating loss posted by European Panels in 2001 was $21 million worse than 2000. OSB accounted for approximately 85% of the reduction as temporary excess capacity from new mills eroded prices. MDF operations again posted substantial losses as prices remained at depressed levels.

EBITDA

Depreciation increased $4 million in 2001 to $148 million. Three major components were:

- Commenced depreciation of new South Carolina OSB mill (+ $6 million).
- Full-year ownership of Juniper assets versus four months in 2000 (+ $5 million).
- Shut particleboard line at Cowie in mid-2000 (- $5 million).

EBITDA declined 43% in 2001, falling from $322 million in 2000 to $183 million. North American Building Materials contributed 60% of the total 2001 EBITDA and Paper and Pulp 40%. EBITDA as a percentage of net sales fell to 9% from 15% in 2000.

($ millions)	2001	2000	1999	1998	1997
North American Building Materials	$ 110	$ 153	$ 260	$ 162	$ 76
Paper and Pulp	73	142	58	61	51
European Panels [1]	–	27	19	35	41
Subtotal	183	322	337	258	168
Operations sold	–	–	99	62	85
Total	$ 183	$ 322	$ 436	$ 320	$ 253

(1) Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

Softwood Lumber Duties

The five-year Canada – US Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping duty (ADD) and countervailing duty (CVD) on softwood lumber from Canada were filed with the US Department of


Nexfor's panel mills use highly advanced process control systems.


Nexfor
Nexfor's six sawmills adopted a distinctive new wrap.

Commerce (DOC) and the US International Trade Commission (ITC) by certain US industry and trade groups.

On August 9, the DOC issued its preliminary determination in the CVD investigation and imposed a preliminary duty rate of 19.31% on export sales of softwood lumber to the US after August 16, 2001. The DOC also made a preliminary determination that certain circumstances may have existed which may result in duties applying retroactively to May 19, 2001. The preliminary duty of 19.31% was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with US law.

On October 31, 2001, the DOC issued its preliminary determination in the ADD investigation, imposing a 12.58% duty on Nexfor, being an average of the six companies reviewed. The ADD applies to shipments on or after November 6, 2001.

Nexfor has accrued $3 million for CVDs for the period from August 17, 2001 to December 15, 2001 and $2 million for ADDs from November 6, 2001 through year-end. No accrual has been provided for CVDs for the period from May 19, 2001 to August 16, 2001 (estimated to be $3 million) as the likelihood of the charge is not determinable at this time.

Further information about the duties is provided in note 13 to the consolidated financial statements.

Twenty-five percent, or 175 MMfbm of Nexfor's lumber capacity is located in the US and thus not subject to any duties. Another 275 million feet is located in New Brunswick, a province exempt from CVDs. Nexfor's two Quebec sawmills, with a combined capacity of 260 million feet, are subject to both duties and ship approximately 55% of their output to the US.

Interest

Interest expense increased $12 million in 2001 to $52 million. Major factors were:

- Increase in long-term debt.
- $3 million decrease in capitalized interest.

Total long-term debt increased to $1,081 million at year-end 2001, up 15% from $936 million at December 31, 2000. The effective interest rate on Nexfor's debt-related obligations, including the impact of US $400 million of interest rate swaps, was 4.2% at December 31, 2001. For much of the year, 75% of Nexfor's debt was based on floating rates. As a consequence, Nexfor benefited significantly from the US Federal Reserve cutting interest rates 11 times in 2001,

dropping the benchmark overnight lending rate by 475 basis points to 1.75% – the lowest level in 4 decades.

Excluding gains from asset sales, interest and other income amounted to $10 million in 2001 versus $15 million in 2000. Both years include income of $5 million from the Canfor 6.25% convertible debentures. The 2000 total also includes $5 million of distributable income from the Great Lakes Hydro Income Fund, prior to its disposal. Interest income generated from cash balances contributed $5 million in 2001, unchanged from 2000.

Income Taxes

For 2001, the effective tax rate was significantly different from the 41% combined statutory rate due to the low level of earnings, rate differences on international activities, and a higher portion of income being earned in lower tax jurisdictions.

Segment Results

Net assets employed by segment at year-end 2001, with 2000 in parenthesis, are as follows:

- North American Building Materials 42% (40%)
- Paper and Pulp 40% (42%)
- European Panels 18% (18%)

North American Building Materials

($ millions)	2001	2000	1999	1998	1997
Net sales	$ 744	$ 676	$ 737	$ 609	$ 502
Operating earnings	55	107	218	123	41
Depreciation	55	46	42	39	35
Capital expenditures	71	199	162	45	25

Note: 1997–1999 excludes sold operations

The North American Building Materials segment is comprised of six sawmills, six OSB mills, one specialty plywood plant, one MDF facility, one I-joist operation and 431,000 hectares of freehold timberlands. The segment accounted for 36% of Nexfor's total net sales in 2001 compared to 32% in 2000.

Net Sales ($ millions) 2001	2000		Shipments (volumes) 2001	2000	Average Mill Nets ($ per M unit) 2001	2000
$ 306	$ 311	OSB (MMsf–1/16")	9,015	7,571	34	41
249	191	Lumber (MMfbm)	665	546	375	350
67	66	Plywood (MMsf–1/16")	479	487	140	135
39	37	MDF (MMsf–1/16")	951	904	41	41
31	7	I-joist (MM lineal ft.)	27	6	1,178	1,210
52	64	Other (1)	–	–	–	–
$ 744	$ 676	Total				

(1) Other sales are primarily logs.

Markets

US housing starts increased 2% in 2001 to 1.60 million units despite uncertain economic times. Low mortgage rates were the driving factor. Single-family starts, up almost 4% from 2000 and the second highest in over 20 years, continued to provide the foundation for the strong construction activity.

Lumber prices, as measured by Eastern Boston SPF, bottomed at US $250 per Mfbm in December 2000, the lowest monthly average in 10 years. Prices increased by 20% by the end of the first quarter aided by production downtime and low field inventory levels. Prices exploded by an additional 50% by late May to US $450 per Mfbm, driven by the seasonal increase in demand and restraint by Canadian producers on shipments to the US following expiry of the Softwood Lumber Agreement. Prices spiked again in August as buyers anticipated the CVD announcement. For most of the fourth quarter, buyers focused on short-term requirements in reaction to a series of events that kept a high level of confusion in the market – the terrorist attacks on America, unseasonably mild weather, announcement of the ADD, and temporary elimination of the CVD on December 15. Despite the volatility during the year, the average Eastern Boston lumber price averaged US $330 per Mfbm in 2001, off only 1% from 2000. Great Lakes stud prices fared better, averaging US $345 per Mfbm, up 9% from 2000.

Like lumber, the peak in OSB prices was recorded in the second quarter. After under-ordering early in the year, buyers accelerated orders in the Spring in response to buoyant end-use consumption, particularly in new residential construction. After averaging US $132 per Msf (7/16-inch basis) in the first quarter of 2001, North Central OSB prices peaked at US $235 per Msf in May. After May, dealers were content to work down inventories and order just-in-time to meet immediate needs. Prices declined steadily through the rest of the year, dipping below US $130 per Msf in December, despite industry-wide production curtailments. For 2001 as a whole, North Central OSB prices averaged US $160 per Msf, down 22% from 2000.

The substitution of low-cost OSB for plywood continued in 2001. OSB's share of the US structural panel market was approximately 56% in 2001 compared to 53% in 2000.



Strategic growth in lightweight opaque papers comes from pharmaceutical inserts, dictionary and financial papers.


STABLEDGE

A new OSB flooring panel, StablEdge, was introduced in 2001.

MDF price increases were implemented in the Spring. Markets slowed in July and all pricing gains and more were lost in the last few months of the year. A number of producers took downtime to control inventories.

Operations

Production	2001	2000	1999	1998	1997
OSB (MMsf–1/16")	9,054	7,620	7,047	6,957	6,537
Lumber (MMfbm)	664	559	502	479	488
Plywood (MMsf–1/16")	478	489	478	443	387
MDF (MMsf–1/16")	936	918	906	835	824
I-joist (MM lineal ft.)	26	7	–	–	–

Lumber and plywood production 1997–1999 excludes sold operations.

Panels

The six OSB mills recorded EBITDA of $52 million in 2001, generating a 17% margin on sales. Over 90% of the EBITDA was contributed during the second and third quarters, traditionally the strong building activity periods. EBITDA in 2000 was $117 million. OSB shipments increased 19% in 2001 as the new South Carolina and Alabama mills ramped up, while mill nets declined significantly due to lower prices.

First commercial production was shipped in August from the new Barton OSB mill. By late September, the plant was running 24-hour shifts, seven days a week. Ramp-up to-date at Barton has been in line with expectations. The mill at Joanna, which commenced operation in mid-2000, required significant unscheduled downtime in 2001 to deal with various technological issues, most of which were addressed by year-end. Joanna's production increased 181% over 2000, averaging 49% of design capacity in 2001.

Cash costs for the four other OSB mills averaged US $114 per Msf (7/16-inch basis), down 2% from 2000. A new annual production record was established at Bemidji, Minnesota. At the Val-d'Or, Quebec mill, a new pressload per shift record was set. The La Sarre, Quebec mill, benefiting from an enhanced product mix including oversized wall sheathing and I-joist web stock, remained Nexfor's most profitable OSB operation with EBITDA margins averaging 31%. New OSB flooring products were introduced in 2001.



OSB is a core area of growth for Nexfor.

EBITDA margins from industrial panel operations averaged 17% in 2001 compared to 20% in 2000. MDF production rose 2% at Deposit, New York to a record high despite a nine-day market shut in December. A new low density fibreboard product was launched in November. Mill nets for the specialty plywood mill at Cochrane, Ontario averaged record highs but margins were squeezed by higher costs for hardwood veneers.

Lumber/Woodlands

Lumber production increased 105 MMfbm or 19% in 2001. Ownership of the Juniper sawmill for 12 months in 2001 versus 4 months in 2000 accounted for 96% of the increase. A production record at the Senneterre, Quebec sawmill also contributed to the increase. Market-related downtime was limited to 10 days at the Maine sawmills during the first quarter.

EBITDA from lumber and woodlands totalled $55 million in 2001 versus $22 million in 2000. The two Quebec sawmills, among the lowest cost producers in Eastern Canada, generated EBITDA of $23 million despite the double burden of the CVD and ADD. Key factors were a strong customer base in Canada, the production of a record 50 MMfbm of premium grade studs and higher selling prices for chips.

The I-joist plant at Juniper established an annual production record in 2001 and recorded a 20% EBITDA margin. A second shift was added in May and maintained through mid-October when strike action was initiated and operations reverted to one shift.

Paper and Pulp

($ millions)	2001	2000	1999	1998	1997
Net sales	$ 995	$ 1,091	$ 970	$ 968	$ 917
Operating earnings (loss)	11	81	(17)	(8)	(14)
Depreciation	62	61	75	69	65
Capital expenditures	49	47	38	110	108

1997–1999 excludes sold operations.

Paper and Pulp is comprised of 12 paper machines at 3 locations and 1 market pulp facility. Approximately 20% of the tonnage from the market pulp facility is sold to the Company's paper mills. Paper and Pulp accounted for 48% of Nexfor's total net sales in 2001, compared to 51% in 2000.

Net Sales ($ millions) 2001	2000		Shipments (000 tonnes) 2001	2000	Average Mill Nets ($ per tonne) 2001	2000
$ 611	$ 679	Woodfree paper	362	430	1,689	1,579
245	233	Groundwood paper	186	179	1,320	1,302
42	42	Paperboard	51	53	821	800
134	197	Pulp	229	233	585	844
(37)	(60)	Intra-segment and other	–	–	–	–
$ 995	$1,091	Total	828	895		

Markets

Paper

Total US industry shipments of printing and writing grades declined 9% in 2001. Hardest hit grades included text and cover, down 21%, and uncoated groundwood, off 19%. Market conditions in 2001 began to show weakness late in the second quarter as end-use demand in markets such as ad pages, retail business and Initial Public Offerings (IPOs) declined. The tragic events of September 11 impacted the potential for short-term recovery. Coated groundwood ad pages declined at a record pace, IPOs stopped, insert pages declined and general commercial printing slowed. Premium text, cover and commercial papers are used heavily in the hospitality sector, significantly impacted by the September 11 attacks.

Producers showed determination to balance demand and supply through capacity closures and market-related downtime. Pricing declined in all printing and writing markets, with groundwood grades most severely affected. Coated groundwood was impacted by European competitors who took advantage of the strong US dollar to capture North American business. Uncoated groundwood was affected by excess newsprint capacity and a large decline in demand.

Shipments of technical and specialty paper grades were down 6% versus 2000. The pressure sensitive label business was one of the hardest hit, due to industry consolidations followed by aggressive pricing to maintain market share. Flexible packaging grades grew by 3%, pushed by the continuing growth in the pet care business. Thermal paper opportunities increased 4%, based on the growth in point of sales and cashless slot machine applications.

Market pulp

Soft demand worldwide for market pulp led to a steady erosion in prices. List prices for northern bleached hardwood kraft pulp dropped from a high of US $680 per tonne at the start of 2001 to a low of US $410 per tonne by the third quarter. The main reason for the weakness was the rapid decline in paper demand fueled by a large drop in advertising expenditures.

The widely watched North American and Scandinavian (Norscan) producer inventories peaked in February at just over two million tonnes, the highest level in four years. Industry-wide production curtailments intensified during the year, particularly in the third quarter, as pulp prices approached cash costs for many producers. The curtailments contributed to a steady reduction in Norscan inventories which dropped to 1.5 million tonnes by the end of October, sparking some price recovery. Hardwood prices rose to US $450 per tonne. Norscan inventories

edged up in the last two months of the year, ending December at 1.7 million tonnes, 13% above the 1.5 million tonne mark at which the pulp market is widely regarded to be in balance.

Operations

(Production (000 tonnes)	2001	2000	1999	1998	1997
Woodfree paper	352	432	407	415	380
Uncoated groundwood paper	97	98	94	97	96
Coated groundwood paper	89	80	77	81	108
Paperboard	51	53	53	48	38
Pulp	224	238	238	228	227

Pulp production 1997–1999 excludes sold operations.

Paper

Production at the Madawaska, Maine paper mill totalled 410,000 tonnes in 2001, unchanged from 2000. No market-related downtime was required as the mill benefited from its lighter weight offerings and capability to match product mix with market demand. Finished paper inventory was reduced by 7,000 tonnes. New products accounted for 11% of Madawaska's total shipments in 2001. Average mill nets, in US dollars, declined by 3%, largely driven by weakness in coated groundwood grades.

Sulphite production from the Edmundston, New Brunswick pulp mill averaged a record 551 tonnes per day, 3% higher than 2000. Groundwood production increased 10% over 2000. Capital projects totalling $12 million were completed at Edmundston in the fourth quarter. The installation of an electrostatic precipitator at the outlet of the recovery boiler and a chlorination washer in the bleach plant increased the mill's capacity by 6%, displacing purchases of kraft pulp and lowering fibre costs at Madawaska. The paperboard operation at Edmundston posted record profits in 2001 despite 10 days of market-related downtime. Manufacturing costs decreased 4%, largely due to lower secondary fibre prices.

The performance of the Midwest paper operations improved significantly following the permanent shut of the mill at West Carrollton in early March. Text and cover, premium commercial printing papers, specialty products and trade book grades were consolidated at the Park Falls mill, displacing unprofitable commodity grades. Total production from the Midwest declined 72,000 tonnes. Specialty grades represented 47% of the Midwest's shipments in 2001 compared to 32% in 2000. In the fourth quarter, the specialty ratio was 55%. EBITDA for the Midwest was $2 million positive in the last nine months of 2001 following the West Carrollton closure, compared to a $7 million loss in the first quarter of 2001 and a $15 million loss in the second half of 2000.

Market pulp

Despite a difficult start to the year, production at the Thurso, Quebec hardwood mill averaged 655 tonnes per day in 2001, down 2% from the record 669 tonnes per day in 2000. Soft demand led to a two-week extended maintenance shutdown in May and another week of downtime in November. Mill nets declined by 31% to $585 per tonne. Specialty sales increased 17% in 2001 to 87,000 tonnes, reducing the exposure to the more volatile commodity grades.



Nexfor expanded its Inverness OSB mill in Scotland, increasing capacity by 35%.

European Panels

($ millions)	2001	2000	1999	1998	1997
Net sales	$ 327	$ 367	$ 243	$ 251	$ 249
Operating earnings (loss)	(31)	(10)	(2)	17	25
Depreciation	31	37	21	18	16
Capital expenditures	36	25	39	40	17

Financial data reflects Nexfor's 50% ownership until November 1999 and 100% thereafter.

European Panels is comprised of one OSB plant, an MDF operation, two particleboard facilities, laminating operations and a furniture manufacturing facility. European panels accounted for 16% of Nexfor's total net sales in 2001, compared to 17% in 2000. Severance charges totalled $3 million in 2001 and $5 million in 2000.

Net Sales ($ millions)			Shipments (MMsf–1/16")		Average Mill Nets ($ per M–1/16")	
2001	2000		2001	2000	2001	2000
$ 54	$ 62	OSB	1,729	1,390	31	45
80	79	MDF	2,103	2,075	38	38
103	112	Particleboard	3,566	4,128	29	27
90	114	Other (1)	–	–	–	–
$ 327	$ 367	Total	7,398	7,593		

(1) Other sales include laminated products, furniture components and ready-to-assemble furniture units.

Markets

The UK economy performed well compared to other countries in 2001, avoiding recession due to continuing consumer confidence. Housing demand was strong with average house prices rising 15% from 2000. However, these factors, together with a recession in Germany, meant the British pound continued to be very strong against the Euro. Consequently, British manufacturing continued to suffer noticeably in the furniture, wood products and related industries as its costs were high compared to competitors on the Continent.

OSB prices declined steadily throughout 2001 as rapidly increasing demand was overtaken by additional supply from several new plant start-ups on the Continent. Demand growth came at the expense of imported plywood and construction grade particleboard.


Caberfloor



Nexfor's Fastrack service provides UK customers with rapid delivery of its total product mix.



Laminating activities in the UK were consolidated at Cowie and South Molton in 2001.

Across Europe, MDF demand ground to a halt in 2001 due to the economic slowdown. An industry-wide 9% price increase announced for January was later rescinded. The strong pound continued to attract cheap imports into the UK. The furniture industry consumes about two-thirds of MDF production.

The UK particleboard market is mature. The flooring sector held up well in 2001 while furniture grade and laminated board suffered.

Operations

Production (MMsf–1/16") (1)	2001	2000	1999	1998	1997
OSB	1,745	1,500	826	758	752
MDF	2,190	2,143	815	704	749
Particleboard	3,389	4,237	2,535	2,421	2,492

(1) Production represents Nexfor's 50% ownership until November 1999 and 100% thereafter.

OSB production increased 16% as the £5 million capital investment completed at the beginning of 2001 ramped up through the year. Shipments increased 24% with significant growth in the UK as well as in Germany, Benelux and Scandinavia. Manufacturing costs were down 7% with reductions in wood usage. However, mill nets fell 31% due to the demand/supply imbalance. EBITDA margins averaged 2% in 2001 compared to 31% in 2000.

The MDF operation at Cowie accounted for almost 50% of the segment's total operating loss. MDF production improved marginally despite a market-related shut of one line from November 26 through year-end. Manufacturing costs increased 2%. Selling prices were in line with last year's depressed levels as gains in the first half of 2001 were wiped out by discounting in the second half.

Particleboard production declined 20%, reflecting closure of the S700 line in June 2000 and withdrawal from the furniture grade particleboard market. Despite competitive markets, flooring sales from the S600 line rose 19% in 2001. The £18 million rebuild of the S700 line progressed throughout 2001 with start-up of the fibre recycling plant in October and first board produced in December. The rebuild positions the Cowie mill as a low-cost producer of flooring and kitchen countertops.

Lamination activities at South Shields ceased permanently in the second quarter, significantly reducing transportation and fixed costs. Equipment was moved to Nexfor's primary board manufacturing locations at Cowie and South Molton. At the South Molton value-added facility, the number of products was streamlined, resulting in a total reduction of 175 personnel.

Forest Resources

Nexfor manages almost 3 million hectares of forest land, principally in New Brunswick, Quebec, and Maine, of which 431,000 hectares are freehold. Almost four million cubic metres of logs were harvested in 2001. The panel mills in the US and UK purchase all of their requirements from government lands and private woodlot owners. Fourteen million seedlings were planted in 2001 to supplement natural regeneration.

Environmental Issues

In March 2001, Nexfor permanently closed the paper mill at West Carrollton. Coincident with the closure, certain environmental issues were identified that are being addressed in accordance with applicable environmental regulations and good engineering practice. Nexfor is working jointly with the mill's previous owner under the terms of the purchase agreement to resolve these issues.

In 2001, Nexfor's operations continued to strengthen forest certification programs. The forestry operations at Juniper were certified to the Sustainable Forestry Initiative (SFI^{SM}). Nexfor's forest management operations in Quebec are certified to the ISO 14000 standard and all of Nexfor's solid wood operations plan to be certified to the SFI^{SM} standard in 2002.

The mill at Joanna received a Notice of Violation for air permit issues and exceedances. Discussions with the State of South Carolina have not yet resolved these issues.

New air emission regulations are being contemplated in the US. These Maximum Attainable Control Technology (MACT) rules could require Nexfor's US operations to install additional emission control technology. Final rules have not yet been published and therefore it is not possible to be definitive on the potential cost. Based on the current drafts of the regulations, Nexfor's mills at Joanna, Huguley and Guntown, Mississippi are not expected to be significantly affected. The mill at Deposit may require additional emission controls costing in the range of US $8 to $16 million. The need for additional controls at Park Falls is under evaluation. The 50%-owned Bemidji mill, after discussions with the State of Minnesota regarding its operating permit, expects to install emission control equipment to meet state and possible MACT requirements over the next two years at an estimated cost of US $8 million (Nexfor share is US $4 million).

New legislation in Canada will set up a management regime for the protection of endangered species. The Species at Risk Act (SARA) could result in protection of habitat and animal ranges that would limit forestry activity. Nexfor has evaluated the risk and species present on our lands and we do not anticipate disruptions to our operations.

Aboriginal Issues

In July 1998, a lawsuit was launched by the Cree Nation in Northern Quebec against the federal and provincial governments and forest product companies operating in the region, including Nexfor. The lawsuit claimed that forestry on Aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement

signed in 1974. On December 1, 2001, an Agreement in Principle was reached between the Quebec Government and the Cree to permanently resolve the issue. Final details and approval by the Cree are still outstanding. It is expected that the Agreement will ensure that the existing lawsuits are withdrawn.

Labour Relations

Negotiations were completed with the Confederation of National Trade Unions (CNTU) in April on a new five-year contract with employees at the Senneterre sawmill. The unit had been without a contract since March 30, 2000. The new agreement provides for wage and benefit increases averaging 2.7% per year for the duration of the contract.

At the I-joist plant at Juniper, the International Woodworkers Association (IWA) was certified in May to represent employees. Negotiations on a contract broke down in early October and a strike began October 15. In compliance with New Brunswick laws and regulations, more than one-half of the employees exerted their right to work despite the strike. Accordingly, a one-shift per day operation has been maintained during the strike.

One collective agreement covering approximately 180 employees is up for renewal in 2002. The contract with the IWA at the Cochrane plywood mill expires in May.

Capital Spending

Capital spending in 2001 was $156 million, down 42% from 2000. Two major projects accounted for 54% of the 2001 spending.

- $53 million to complete the new OSB mill in Alabama.
- $32 million on a particleboard line rebuild in Scotland.

Expenditures on North American Building Materials projects accounted for 46% of the total spending in 2001, Paper and Pulp 31% and European Panels 23%.

Over the past four years, Nexfor has invested $442 million in strategic capital, redeploying funds received from non-core asset sales. Two greenfield OSB mills were built in the southern US. In Scotland, the OSB mill was expanded by one-third and a particleboard line rebuilt. These investments will generate significant returns and value in coming years.

($ millions)	2001	2000	1999	1998	1997
Increased productivity	$ 50	$ 33	$ 59	$ 137	$ 80
Greenfield	53	178	144	16	–
Environmental	20	10	12	11	27
Maintenance of business	33	50	42	58	73
Total	$ 156	$ 271	$ 257	$ 222	$ 180



Pet food packaging is a major component of the technical specialties produced at Madawaska.


Nexfor

Moisture-resistant and low density panels are two of the MDF products available from the Deposit mill.

The Company intends to limit its capital investment program in 2002 to $90 million. This target represents about 50% of depreciation. Commitments to projects in progress total $21 million, including installation of a secondary treatment facility at Madawaska and completion of the particleboard line rebuild in Cowie. The 2002 capital program will be funded with cash generated from operations. Depending on the timing and magnitude of the economic recovery, additional strategic growth initiatives may be undertaken in 2002.

Financial Instruments

Nexfor uses derivative financial instruments solely for the purpose of managing its interest rate and foreign exchange exposures, including net investments in self-sustaining foreign operations, and committed or anticipated foreign currency transactions. These activities are governed by Board approved Corporate Financial Policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved counterparties. Forward foreign exchange contracts and interest rate swaps are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged. Further information about Nexfor's financial instruments is provided in notes 1, 6 and 13 to the consolidated financial statements.

Foreign Exchange

Nexfor's businesses compete within North American and European markets where product prices are significantly influenced by US dollar and Euro exchange rates. Nexfor's policy is to hedge all significant balance sheet foreign exchange exposures. The Company also hedges a portion of net foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar.

In 2001, Nexfor benefited from a weaker Canadian dollar, realizing an average exchange rate of US $0.659 (2000 – US $0.676) on its net US dollar cash flows. This rate includes the effect of US $313 million (2000 – US $265 million) of matured revenue hedges at an average rate of US $0.667 (2000 – US $0.678), representing 60% (2000 – 55%) of estimated US dollar cash flows.

The Euro strengthened on average versus the British pound from £0.609 in 2000 to £0.621 during 2001. Nexfor's UK operations continue to suffer from the relative strength of the pound.



Nexfor Technology Centre activities are highly integrated with mill operations.

At December 31, 2001, Nexfor had entered into US $304 million of forward foreign exchange contracts. These agreements mature at various dates to October 15, 2003 at an average exchange rate of US $0.641. These contracts represent about 40% and 15% of expected net US dollar cash flows in 2002 and 2003 respectively. Giving effect to these hedges, each US one cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $5 million in 2002. This compares with an impact of approximately $9 million if these contracts were not in place.

Liquidity and Capital Resources

Cash from operations, before non-cash working capital changes, totalled $120 million in 2001 compared to $278 million in 2000. The decrease is principally due to the $143 million reduction in operating earnings. Operating working capital declined $46 million in 2001, largely due to a reduction in inventory, raising total cash generated to $166 million, 21% below 2000. Cash taxes paid, including capital and large corporation tax, totalled $12 million net of refunds in 2001, down from $19 million for 2000.

Net debt at December 31, 2001 totalled $821 million up $129 million from 2000. Net debt includes term debt of $1,081 million less cash, short-term notes and temporary investments of $260 million. The net debt to total capitalization ratio was 37% at December 31, 2001 compared to 32% at the previous year-end. US dollar denominated debt at the end of 2001 represented 82% of the total debt, up from 63% at the end of 2000. Foreign currency debt is designated as a hedge against self-sustaining foreign subsidiaries. In March 2001, the Company issued US $200 million of 8.125% debentures, using the net proceeds for general corporate purposes, including the repayment of commercial paper borrowings.

Commercial paper, issued and supported by committed term bank lines, totalled $185 million at December 31, 2001 down from $337 million at year-end 2000. The total amount authorized under the commercial paper program is $350 million.

During 2001, the Company's committed term lines were extended by each of its Canadian commercial banks. At December 31, 2001, $16 million of the Company's $509 million of committed bank lines was drawn down. The balance of the bank lines is available to support the Company's shorter-term liquidity requirements, including its commercial paper program. The bank lines have a weighted-average term of 3.4 years.

The US $22 million outstanding on the Mississippi Industrial Revenue Bonds, issued in 1994 to provide financing for the Guntown OSB mill, was repaid in 2001. In addition, a 7% US $15 million promissory note relating to the 1996 acquisition of the Maine sawmills was paid in full. The repayments were made ahead of scheduled dates and were funded using lower cost commercial paper.

The next significant debt repayment is the US $150 million 7.5% debenture issue due July 15, 2003. The $1,081 million debt outstanding has an average term of 4.4 years.

In conjunction with the March 2001 debt issue, the Company entered into an interest rate swap agreement of US $200 million, effectively converting the interest expense on the debentures from the 8.125% fixed rate to floating rates. In November 2001, the Company realized a gain of $20 million in respect of US $400 million of interest rate swaps. This gain is being deferred and amortized over the remaining terms of the debt against which these swaps were designated as fair value hedges. These swaps were replaced with new swaps of US $400 million which effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

Nexfor's net floating interest rate position, considering all financing, cash balances and derivative transactions, was 75% at December 31, 2001 compared to 64% at the 2000 year-end.

At December 31, 2001, the Company had tax operating loss carryforwards of approximately $40 million, US $128 million and £35 million from Canadian, US and UK operations respectively. These losses may be carried back to previous years or forward to future years before they expire in 2008 in Canada and 2021 in the US. The UK losses may be carried forward indefinitely. Adjusting capital cost allowances claimed for income tax purposes in the year may extend the tax operating losses in Canada. The Company has capital losses in Canada of $27 million that can be carried forward indefinitely. The Company also has approximately $42 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2010. The tax benefit of the ITCs has been reflected in the financial statements as a reduction in the book value of the assets to which they relate. The loss carryforwards and the credits will be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

Credit Ratings

The Company met with the three credit rating agencies in December 2001. Each agency reaffirmed Nexfor's investment grade credit ratings with stable outlooks. Debt ratings within investment grade categories are a key objective of Nexfor's financing strategy and ensure long-term access to public and private capital markets at attractive terms and conditions. Current ratings are:

	Dominion Bond Rating Service	Standard & Poor's	Moody's Investors Service
Commercial paper	R-1 (low)		
Debentures	BBB	BBB	Baa2
Preferred shares	Pfd-3	BB+	

Common Shares

The Company was granted authorization under a normal course issuer bid to repurchase and cancel up to 8.3 million shares in the period January 9, 2001 to January 8, 2002. In January 2001, 63,600 shares were repurchased at an average cost of $6.70 per share. No other purchases were made in 2001 in order to preserve financial flexibility given the deteriorating and uncertain economic climate. In 2000, 9.9 million shares were purchased for $85 million. Since 1997, 15.6 million shares have been purchased and cancelled at a cost of $122 million.

Under the Dividend Reinvestment Plan, 812,500 shares were issued in 2001 compared to 23,800 in 2000. Nexfor's major shareholder, Brascan Corporation, elected to take the fourth quarter dividend in shares.

Common Share Information	2001	2000	1999	1998	1997
Shares outstanding at year-end (000's)	141,561	140,307	151,217	153,706	154,693
Dividends ($ millions)	$ 56	$ 57	$ 61	$ 62	$ 63
Book value	$ 8.62	$ 8.86	$ 8.22	$ 6.93	$ 7.29
Market price at year-end	$ 7.50	$ 7.10	$ 8.40	$ 6.05	$ 7.75
Dividend yield	5.3%	5.6%	4.8%	6.6%	5.2%

Brascan Corporation purchased 10.6 million shares of Nexfor during 2001 for investment purposes and received 0.8 million shares under the Dividend Reinvestment Plan. At December 31, 2001, Brascan owned 41.5% of Nexfor's outstanding shares.



More than 11% of Madawaska's 2001 production consisted of high margin paper products the mill had never made before.

Dividends

Dividends to common shareholders amounted to $56 million in 2001. $50 million was paid in cash and $6 million issued in shares under the Dividend Reinvestment Plan. Nexfor manages its business to allow a sustainable quarterly dividend to be paid on the common shares throughout the business cycle. A quarterly dividend of $0.10 per share has been in effect since the fourth quarter of 1990.

Preferred share dividends totalled $4 million in 2001, down $6 million from 2000 as a result of fewer shares outstanding. A total of $140 million or 70% of the preferred shares outstanding were redeemed in 2000 for $25 per share plus accrued and unpaid dividends. Preferred share capital outstanding at year-end 2001 totalled 2.4 million shares or $60 million.

Price Sensitivities

Nexfor's earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

Based on 2002 planned production volumes, the following table shows the approximate annualized impact on after-tax earnings of changes to selling prices expressed in Canadian dollars.

	Sensitivity Factor	Impact on Earnings ($ millions)	Average Mill Nets 4th Qtr. 2001
North American OSB	$10 per Msf–7/16"	11	$ 213
Other panels	$10 per Msf–7/16"	8	265
Lumber	$10 per Mfbm	4	345
Woodfree paper	$50 per tonne	11	1,718
Groundwood paper	$50 per tonne	5	1,288
Market pulp	$25 per tonne	2	552




Record production levels were achieved at the Edmundston sulphite pulp mill.



Retailers are a major part of Nexfor's North American Building Materials customer base.

Outlook for 2002

North American Building Materials

Lumber markets will continue to be affected by the trade dispute either with the continuation of the CVD and/or ADD or with a negotiated settlement. A series of talks in late 2001 led to both sides putting proposals on the table but a framework for a negotiated settlement remains elusive.

US homebuilding is expected to cool in 2002 after a strong 2001 performance. We expect US housing starts of about 1.5 million units in 2002, down 6% from 2001. Most of this weakness will occur early in 2002 before the economy begins to recover.

OSB prices will be directly affected by the slowing in US housing activity, likely hitting their lowest point during the first quarter. Buyers may find it difficult to resist purchasing some inventory at depressed levels. Low field inventories and the start of the building season in the spring should provide a further stimulus. For the year as whole, OSB prices are likely to match 2001 averages. Nexfor's OSB production is expected to rise 30% in 2002 as the two new OSB facilities continue to ramp up.

Paper and Pulp

In December, the American Forest and Paper Association released its annual capacity survey which indicated a 0.4% compounded annual growth (CAGR) for all grades of paper and paperboard in the US from 2001 through 2004. The 0.4% result topped last year's record low of 0.7% and bodes well for operating rates. Uncoated freesheet, Nexfor's main paper product, appears especially well positioned with a projected CAGR of negative 0.2%. Capacity growth will occur in both coated and uncoated groundwood grades.

Weakness in the general economy translates into reduced paper consumption. Paper prices are thus unlikely to improve in the near term. An economic recovery led by a pickup in consumer confidence will be the driver to stop the decline in paper demand. This is unlikely to occur before mid-year. The Midwest paper operation will continue to benefit from the restructuring in early 2001. Fewer grade changes and an enhanced new contract for by-product lignin will reduce costs.

Pulp prices appeared to bottom in the third quarter of 2001 with spot prices hitting the variable cost of the marginal producer. Pulp prices have limited downside but a recovery is expected to be slow. Nexfor's exposure to commodity pulp will be reduced further in 2002 with a new contract to supply 24,000 tonnes of photo pulp to a major North American customer. Freight savings will also accrue with shipments to Europe reduced accordingly.

European Panels

A significant improvement is expected in the operating results from European Panels in 2002. Major factors in the turnaround will be the focus on controllable costs through aggressive margin improvement initiatives, achieving design capacity of the expanded OSB mill, attaining a full year of benefits from the restructurings in 2001 and gaining cost savings from the rebuilt particleboard line. The strength of the pound sterling versus the Euro, however, will continue to be a key factor in the profitability of the segment.

OSB production is projected to increase 20% in 2002 as the expansion project continues to ramp up. Manufacturing costs are expected to fall by a further 10%. Prices are likely to be in line with 2001 averages, as continued growth in demand is offset by increased production from new mills.

The MDF 2 line, annual capacity of 750 MMsf (1/16-inch basis), shut November 26 for market-related reasons and is expected to remain down through at least the end of January 2002. MDF selling prices are expected to remain very competitive. Cost savings will be achieved in wood and energy.

Particleboard costs should improve as the rebuilt line, with continuous press technology, ramps up. Benefits will also accrue from the increased recycle content in the fibre mix, generating revenue through cash tax credits. The older particleboard line at Cowie, built in 1972, will be shut permanently in the first quarter of 2002.

Sales of value-added products are expected to grow by 5% to 10% in 2002. A significant portion of this has already been contracted with a couple of major UK customers. Laminating operations should benefit from a full year of cost savings arising from the restructuring actions undertaken in 2001.

Summary

We anticipate that 2002 will be another challenging year for our industry. Some market-related downtime may be required to keep inventories in line, particularly in the early part of the year. We agree with the consensus of economists, projecting that economic growth will gradually pick up steam as the year progresses.

Nexfor's financial condition continues to be strong. We expect cash flow from operations in 2002 will be adequate to fund capital spending, as well as interest and dividend requirements. We will continue to evaluate opportunities to grow, with the financial flexibility to do so. Undrawn committed term bank lines amounted to $493 million at December 31, 2001, and cash balances totalled $182 million, which support short-term liquidity requirements. In addition, $78 million of marketable debentures were held and the public and private debt markets are open to the Company.

In 2002, our margin improvement program continues to be of critical importance. We're committed to generating at least $47 million from MIP initiatives. We'll reap the full year benefits of 2001 rationalizations in the US Midwest paper business and the UK laminating activities. We'll focus on achieving production at design capacity at all of our new or expanded facilities, thus achieving significant reductions in per unit costs. We'll continue to develop and market new products. We will continue to expand eCommerce initiatives to strengthen customer relations, improve efficiencies and achieve competitive advantage.

We are well positioned to benefit significantly when market conditions improve.

management's responsibility for the financial statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this annual report is consistent with that in the financial statements.

Nexfor maintains adequate systems of internal accounting and administrative controls consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Nexfor's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders.

January 21, 2002

Dominic Gammiero
President & Chief Executive Officer

Ian M. Young
Senior Vice President & Chief Financial Officer

auditors' report

To the Shareholders of Nexfor Inc.

We have audited the consolidated balance sheets of Nexfor Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 21, 2002

consolidated balance sheets

Years ended December 31 ($ millions)	2001	2000
Assets		
Current assets:		
Cash and short-term notes	$ 182	$ 167
Temporary investments *(note 3)*	78	78
Accounts receivable	267	264
Inventory *(note 4)*	252	300
Future income taxes *(note 9)*	23	30
	802	839
Property, plant and equipment *(note 5)*	1,984	1,903
Other assets	27	22
	$ 2,813	$ 2,764
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank advances	$ –	$ 1
Accounts payable and accrued liabilities *(note 14)*	323	316
Current portion of long-term debt *(note 6)*	4	15
	327	332
Long-term debt *(note 6)*	1,077	921
Other liabilities *(note 12)*	96	97
Future income taxes *(note 9)*	38	112
Shareholders' equity *(note 7)*	1,275	1,302
	$ 2,813	$ 2,764

(See accompanying notes)

On behalf of the Board:

K. Linn Macdonald
Chairman

Dominic Gammiero
President & Chief Executive Officer

consolidated statements of earnings and retained earnings

Years ended December 31 ($ millions, except per share information)	2001	2000
Earnings		
Net sales	$ 2,066	$ 2,134
Operating costs:		
Cost of sales	1,793	1,722
Depreciation	148	144
Selling, general and administrative	90	90
	2,031	1,956
Operating earnings	35	178
Interest and other income *(note 3)*	10	43
Interest expense *(note 6)*	(52)	(40)
Income tax recovery (expense) *(note 9)*	26	(34)
Earnings	$ 19	$ 147
Earnings per common share *(notes 2 and 8)* – Basic	$ 0.11	$ 0.96
– Diluted	$ 0.11	$ 0.96
Retained Earnings		
Balance, beginning of year	$ 345	$ 288
Earnings	19	147
Preferred share dividends	(4)	(10)
Common share dividends	(56)	(57)
Repurchase of common shares *(note 7)*	–	(23)
Balance, end of year	$ 304	$ 345

(See accompanying notes)

consolidated statements of cash flows

Years ended December 31 ($ millions)	2001	2000
Cash provided by (used for):		
Operating Activities		
Earnings	$ 19	$ 147
Items not affecting cash:		
Depreciation	148	144
Future income taxes *(note 9)*	(35)	21
Gain on sale of operations *(note 3)*	–	(28)
Other items	(12)	(6)
Cash provided by operations	120	278
Net change in non-cash working capital balances *(note 10)*	46	(68)
	166	210
Investment Activities		
Additions to property, plant and equipment	(156)	(271)
Sale and repayment of temporary investments *(note 3)*	–	146
Investments and other *(note 11)*	(60)	(75)
	(216)	(200)
Financing Activities		
Issue of 8.125% debentures *(note 6)*	309	–
Term debt repayments *(note 6)*	(58)	–
Other debt incurred (repaid), net *(notes 6 and 10)*	(152)	310
Dividends	(54)	(67)
Realized interest rate swap gain *(note 6)*	20	–
Repurchase of common shares *(note 7)*	–	(85)
Redemption of preferred shares *(note 7)*	–	(140)
	65	18
Increase in cash and short-term notes	$ 15	$ 28

(See accompanying notes)

notes to the consolidated financial statements

(in millions of dollars, except per share information)

In these notes "Nexfor" means Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Nexfor Inc. as a separate corporation.

note 1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Nexfor's interests in investments in which it has significant, but less than controlling interests, are accounted for by the equity method.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses during a period. Actual results could differ from those estimates.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and panelboard production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Depletion of timber is determined on an appropriate basis related to log production and included in depreciation. Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred and amortized over the early productive life of the project.

Employee Future Benefits

Nexfor sponsors various defined benefit and defined contribution pension plans which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Nexfor also provides a variety of non-pension post-retirement benefits to eligible retirees, including life insurance, medical and dental benefits, which are funded on a pay-as-you-go basis.

The obligations associated with these benefit plans are actuarially valued using the projected unit credit method prorated on services, management's best estimate assumptions for expected investment performance, salary escalation, and health care cost trend rates, and a current market discount rate. Plan assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped.

Translation of Foreign Currencies

Monetary assets and liabilities of domestic companies are translated at the exchange rate prevailing at the year end, and revenues and expenses at average rates of exchange during the year.

The accounts of self-sustaining foreign subsidiaries are translated using the current rate method, under which assets and liabilities are translated at the exchange rate prevailing at the year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation are not included in the consolidated statement of earnings but are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of a net investment in self-sustaining foreign subsidiaries are reported in the same manner as translation adjustments.

Gains or losses on forward foreign exchange contracts which serve to hedge future foreign currency-denominated net sales are recognized at their settlement dates and are included in net sales.

Financial Instruments

The carrying values of financial instruments approximate fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

note 2. Change in Accounting Policy

Effective January 1, 2001, Nexfor adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) for the presentation and disclosure of earnings per share. The change in accounting policy has been applied retroactively whereby the prior year's diluted earnings per share has been recalculated using the new recommendations. The most significant change under the new recommendations is the use of the 'treasury stock method' instead of the 'imputed earnings approach' in computing diluted earnings per share.

Under the treasury stock method:

- Exercise of options are assumed at the beginning of the year (or at the time of issuance, if later);
- The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the year; and
- The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

There is no impact to the current year's diluted earnings per share of adopting the new recommendations. The impact for the year ended December 31, 2000 is an increase in diluted earnings per share of $0.02.

note 3. Temporary Investments

The Company owns a convertible subordinated debenture of Canfor Corporation (Canfor). The debenture has a face value of $78, bears interest at 6.25%, is due on November 23, 2006 and is redeemable by Canfor after November 23, 2002, if certain conditions are met. The debenture is convertible into common shares of Canfor at a conversion price of $13.20 per share. The fair value of the debenture at December 31, 2001 is $79.

During 2000, the Company received $146 for temporary investments initially received as consideration for the 1999 sale of its power generation, distribution and transmission assets in Quebec. The Company recorded a gain of $28 on the sale and repayment of these investments.

note 4. Inventory

	2001	2000
Logs, pulp chips and pulpwood	$ 55	$ 73
Paper and pulp products	74	98
Lumber, panel products and other building materials	57	64
Operating and maintenance supplies	66	65
	$ 252	$ 300

note 5. Property, Plant and Equipment

	Cost	Accumulated Depreciation	Net Book Value 2001	2000
Paper and pulp	$ 1,681	$ 934	$ 747	$ 735
Building materials	1,832	699	1,133	931
Timber and timberlands	133	51	82	76
Construction in progress	21	–	21	159
Other	2	1	1	2
	$ 3,669	$ 1,685	$ 1,984	$ 1,903

note 6. Long-Term Debt

	2001	2000
Nexfor Inc. and its Wholly-owned Subsidiaries		
7.5% debentures due 2003 (US $150)	$ 239	$ 225
6.875% debentures due 2005 (US $200)	319	300
8.125% debentures due 2008 (US $200)	319	–
Commercial paper and bank term loans	186	337
Other debt	5	6
Revenue bonds due to 2004 (2000 – US $22)	–	33
7% promissory note due to 2006 (2000 – US $15)	–	23
Joint Ventures		
Bank term loans (US $2)	3	3
Environmental bonds due to 2025 (US $6)	10	9
	1,081	936
Current portion of long-term debt	(4)	(15)
Long-term debt	$ 1,077	$ 921

Maturities of long-term debt at December 31, 2001 are: 2002 – $4; 2003 – $240; 2004 – $41; 2005 – $415; 2006 – $41 and subsequent – $340.

Commercial paper and bank term loans include short-term borrowings which are classified as long-term debt as they are supported by $509 of committed term bank lines expiring through 2007 and bear interest at various money market rates. At December 31, 2001, $16 of these lines had been drawn down, with the balance available to support the Company's shorter-term liquidity requirements.

During the year, the Company realized a gain of $20 in respect of US $400 of interest rate swaps. This gain is being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of US $400 which effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

Foreign currency-denominated debt is designated as a hedge against self-sustaining foreign subsidiaries.

The effective interest rate on Nexfor's debt-related obligations is 4.16% at December 31, 2001, (2000 – 6.42%). The aggregate fair value of Nexfor's debt is $1,086, consisting of debt of $1,086.

	2001	2000
Interest on long-term debt	$ 52	$ 40

Total interest paid during the year was $52 (2000 – $48), including interest capitalized on plant and equipment under construction of $6 (2000 – $9).

note 7. Shareholders' Equity

	2001	2000
Capital stock:		
2,400,000 Class A preferred shares Series 1	$ 60	$ 60
141,560,707 common shares (2000 – 140,306,593)	889	880
Retained earnings	304	345
Foreign exchange translation adjustment	26	18
	1,279	1,303
Executive share purchase plan loans	(4)	(1)
	$ 1,275	$ 1,302

As at December 31, 2001 the authorized capital stock of the Company is as follows:

- Class A preferred shares, an unlimited number; 20,000,000 Series 1, bearing dividends at 72% of prime plus an adjustment factor (currently 28% of prime), cumulative and redeemable at issue price.
- Class B preferred shares, an unlimited number.
- Non-voting participating shares, an unlimited number.
- Common shares, an unlimited number.

During 2000, the Company redeemed 5,600,000 Class A preferred shares Series 1 for $140.

Summary of common share transactions:

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	140,306,593	$ 880	151,216,919	$ 954
Dividend reinvestment plan	812,478	6	23,774	–
Issue of common shares	505,275	3	–	–
Repurchase & cancellation of common shares	(63,639)	–	(10,934,100)	(74)
Balance, end of year	141,560,707	$ 889	140,306,593	$ 880

During 2001, the Board of Directors approved an extension of the Company's plan to buy back up to 10% of its common share public float before January 8, 2002. No common shares were repurchased under the plan subsequent to year-end.

Loans receivable from officers and employees of $4 (2000 – $1) under the Company's executive share purchase plan are included as a reduction of shareholders' equity. The loans mature in 2012 through 2021, are callable by the Company at any time, and are secured by a pledge of 607,375 (2000 – 105,500) common shares. The repayment terms of the loans are reviewed by the Board of Directors on an annual basis.

During 2000, $12 of loans were retired through delivery of 1,038,200 shares to the Company. These shares were then cancelled.

Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of Nexfor. These options vest over a 5-year period and expire 10 years from the date of issue.

Members of the stock option plan can settle their options in one of the following three ways:

a. By purchasing shares at the option price;
b. By receiving shares with the number of shares issued calculated as the difference between the option price and the current market price divided by the current market price; or
c. By receiving cash equal to the difference between the option price and the current market price.

The following table summarizes the changes in options outstanding during the year:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance, beginning of year	3,152,100	$ 7.87	2,586,500	$ 7.88
Options granted	1,180,500	6.90	855,400	8.58
Options exercised	(16,000)	6.13	(8,600)	7.01
Options expired	(344,250)	8.51	(236,000)	10.75
Options cancelled	(47,600)	8.15	(45,200)	7.58
Balance, end of year	3,924,750	$ 7.53	3,152,100	$ 7.87
Exercisable at year end	1,201,800	$ 7.92	1,002,060	$ 8.19

Options exercised include 3,400 (2000 – nil) options settled through the issuance of shares.

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the options outstanding at December 31, 2001:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Vested	Weighted Average Exercise Price
$6.00–$6.90	2,154,400	8.2 years	$ 6.55	399,960	$ 6.13
$8.50–$9.20	1,741,150	6.8 years	8.70	787,280	8.80
$9.60–$10.00	29,200	7.1 years	9.75	14,560	9.80
	3,924,750	7.6 years	$ 7.53	1,201,800	$ 7.92

note 8. Earnings Per Common Share

Earnings per common share is calculated as follows:

	2001	2000
Earnings Available to Common Shareholders		
Earnings	$ 19	$ 147
Less preferred share dividends	(4)	(10)
Earnings available to common shareholders	$ 15	$ 137

	2001	2000
Common Shares (millions)		
Weighted average number of common shares outstanding	140.2	143.2
Stock options	0.2	0.2
Diluted number of common shares	140.4	143.4
Earnings per Common Share		
Basic	$ 0.11	$ 0.96
Diluted *(note 2)*	$ 0.11	$ 0.96

The common shares pledged under the Company's executive share purchase plan are deducted from the weighted average number of common shares outstanding. Stock options issued under the Company's stock option plan (note 7) were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares.

note 9. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of income tax expense (recovery) are as follows:

	2001	2000
Current tax expense	$ 9	$ 13
Future income tax expense (recovery)	(35)	21
Income tax expense (recovery)	$ (26)	$ 34

The differences between income taxes computed using statutory tax rates and income tax expense (recovery) as recorded are as follows:

	2001	2000
Earnings (loss) before income tax expense (recovery)	$ (7)	$ 181
Tax at combined statutory rates	$ (3)	$ 76
Effect of:		
Rate differences on foreign activities	(26)	(27)
Tax differences relating to sale of operations	–	(12)
Rate differences on manufacturing activities	1	(9)
Non-taxable income and expenses	(3)	1
Large corporations tax and other	5	5
Income tax expense (recovery)	$ (26)	$ 34

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2001	2000
Benefit of tax loss-carryforwards	$ 126	$ 38
Investment tax credits	27	20
Alternative minimum taxes paid	13	17
Post employment benefits	31	26
Other future income tax assets	38	59
Property, plant and equipment	(250)	(242)
Future income taxes, net	$ (15)	$ (82)
Represented by:		
Current future income tax asset	$ 23	$ 30
Long-term future income tax liability	(38)	(112)
	$ (15)	$ (82)

Income and income-related taxes of $12 (2000 – $19) were paid during the year.

note 10. Change in Non-Cash Working Capital

The net change in non-cash working capital balances comprises:

	2001	2000
Cash provided by (used for):		
Accounts receivable	$ 5	$ 2
Inventory	50	(42)
Accounts payable and accrued liabilities	(9)	(28)
	$ 46	$ (68)

Changes in bank advances and current portion of long-term debt are included in other debt incurred (repaid), net.

note 11. Investment and Acquisitions

In August 2000, the Company purchased a sawmill, an I-joist manufacturing facility and Crown forest licenses in New Brunswick, Canada for cash consideration of $74. The allocation of the purchase price is as follows:

	2000
Working capital	$ 6
Property, plant and equipment	68
	$ 74

note 12. Employee Benefit Plans

Pension Plans

Nexfor has a number of pension plans, participation in which is available to substantially all employees after varying periods of up to two years of continuous service. Hourly employees are generally members of negotiated plans. Nexfor's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The measurement date for all defined benefit pension plans is September 30. Information about these plans is as follows:

	2001	2000
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	$ 565	$ 542
Employee contributions	4	3
Current service cost	13	13
Interest on accrued benefit obligation	39	40
Benefits paid	(56)	(37)
Net actuarial (gain) loss	20	(5)
Curtailment gain	(3)	–
Acquisitions *(note 11)*	–	2
Foreign currency exchange rate impact	12	7
Accrued benefit obligation, end of year [1]	$ 594	$ 565
Change in Plan Assets During the Year:		
Plan assets, beginning of year	$ 587	$ 567
Actual return on plan assets	(68)	38
Employer contributions	19	6
Employee contributions	4	3
Benefits paid	(56)	(37)
Acquisitions *(note 11)*	–	3
Foreign currency exchange rate impact	10	7
Plan assets, end of year [1]	$ 496	$ 587
Reconciliation of Funded Status:		
Accrued benefit obligation	$ 594	$ 565
Plan assets	496	587
Accrued benefit obligation (in excess of) less than plan assets	(98)	22
Unamortized net actuarial (gain) loss	95	(41)
Unamortized prior service costs	12	15
Unamortized net transitional asset	(26)	(28)
Post-measurement date contributions	1	2
Net accrued benefit liability	$ (16)	$ (30)

(1) Includes accrued benefit obligations of $567 (2000 – $93) and plan assets of $466 (2000 – $75) related to defined benefit pension plans with accrued benefit obligations in excess of plan assets.

	2001	2000
Components of Net Pension Expense:		
Current service cost	$ 13	$ 13
Interest on accrued benefit obligation	39	40
Expected return on plan assets	(46)	(46)
Amortization of transitional asset	(2)	(2)
Amortization of prior service costs	2	2
Amortization of net actuarial (gain) loss	(2)	(3)
Curtailment gain	(3)	–
Net periodic pension expense	$ 1	$ 4
Significant Actuarial Assumptions:		
Discount rate	6.75%–7.25%	7%–8%
Expected long-term rate of return on plan assets, net	8%	8%
Rate of compensation increase	3.75%–4.5%	4%–5.5%

Operating costs include $9 (2000 – $8) related to contributions to Nexfor's defined contribution pension plans.

Post-Retirement Benefit Plans

Nexfor funds health care benefits costs on a pay-as-you-go basis. Nexfor's obligations under its post-retirement benefit plans are determined periodically through actuarial valuations. The measurement date for all post-retirement benefit plans is September 30. Information about these plans is as follows:

	2001	2000
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	$ 46	$ 44
Current service cost	1	1
Interest on accrued benefit obligation	4	3
Benefits paid	(1)	(2)
Net actuarial (gain) loss	6	(1)
Curtailment loss	1	–
Foreign currency exchange rate impact	2	1
Accrued benefit obligation, end of year	$ 59	$ 46
Reconciliation of Funded Status:		
Accrued benefit obligation	$ 59	$ 46
Plan assets	–	–
Accrued benefit obligation in excess of plan assets	(59)	(46)
Unamortized net actuarial (gain) loss	1	(5)
Post-measurement date contributions	1	1
Net accrued benefit liability	$ (57)	$ (50)

	2001	2000
Components of Net Post-retirement Benefit Expense:		
Current service cost	$ 1	$ 1
Interest on accrued benefit obligation	4	3
Curtailment loss	1	–
Net periodic post-retirement benefit expense	$ 6	$ 4

	2001	2000
Significant Actuarial Assumptions:		
Discount rate	6.75%–7.25%	7%–8%
Health care cost trend rate – 2001	7.3%–8%	7.6%
Health care cost trend rate – 2005 (ultimate)	4.5%–5.5%	4%–5.5%

Post-employment Benefits

The Company paid $15 (2000 – $5) of severance related payments as a result of production curtailments.

note 13. Commitments & Contingencies

Countervailing Duty (CVD) and Antidumping Duty (ADD)

On April 2, 2001, petitions for the imposition of ADD and CVD on softwood lumber from Canada were filed with the US Department of Commerce (DOC) and the US International Trade Commission (ITC), by certain US industry and trade groups.

On August 9, 2001, the DOC issued its preliminary determination in the CVD investigation and imposed a preliminary duty rate of 19.31% on export sales of softwood lumber to the US after August 16, 2001. This preliminary duty did not apply to mills in the Maritime provinces and expired on December 15, 2001. The DOC also made a preliminary determination that certain circumstances may have existed which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001 (Critical Circumstances).

On October 31, 2001, the DOC issued its preliminary determination in the ADD investigation and imposed a preliminary duty rate of 12.58% on Nexfor on export sales of softwood lumber to the US after November 6, 2001. The preliminary duty applies to all of Nexfor's Canadian softwood lumber mills.

Nexfor and other Canadian forest product companies, the federal government and Canadian provincial governments (Canadian Interests) categorically deny the US allegations and strongly disagree with preliminary determinations made by the DOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Depending on the outcome of the final phase of the investigation, Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Agreement (NAFTA) panels and the World Trade Organization (WTO). Notwithstanding the preliminary rate established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the administrative review process is complete.

The final amount and the effective date of CVD and ADD that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on determinations yet to be made by the DOC and ITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed.

For accounting purposes, Nexfor has accrued $3 in the consolidated financial statements representing the preliminary CVD for the period from August 17, 2001 to December 15, 2001. Nexfor has not accrued any duty for the period from May 19, 2001 to August 16, 2001 (estimated to be $3), as management believes that the likelihood of Critical Circumstances is not determinable at this time. In addition, Nexfor has accrued $2 in the consolidated financial statements representing preliminary ADDs from November 6, 2001 to December 31, 2001. Any adjustments to the consolidated financial statements resulting from a change in the final duty rates or Critical Circumstances will be made prospectively.

Forward Foreign Exchange Contracts

The Company has entered into forward foreign exchange contracts of US $241 (2000 – US $396) and £183 (2000 – £178), which are designated as a hedge against its net investments in self-sustaining foreign subsidiaries.

The Company has entered into forward foreign exchange contracts of US $304, which are designated as a hedge of anticipated future US dollar-denominated net sales. These agreements mature at various dates to October 15, 2003 at an average exchange rate of US $1.00 equals Cdn $1.5595.

Other

Nexfor has entered into various commitments for capital expenditures and the future supply of operating services and materials of approximately $70.

note 14. Related Party Transactions

Nexfor purchased $9 (2000 – $9) of electricity from Great Lakes Power Trust (GLPT), a related party by virtue of being under common significant influence. Included in accounts payable and accrued liabilities is nil (2000 – $2) owing to GLPT.

note 15. Significant Differences in Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements vary in certain respects from financial statements prepared in accordance with United States generally accepted accounting principles (US GAAP). Application of US GAAP would have affected earnings and financial position as set out below.

	2001	2000
Adjusted Balance Sheet Accounts		
Temporary investments	$ 79	$ 80
Other assets	20	10
Property, plant and equipment	1,960	1,878
Other liabilities	160	97
Future income tax asset (liability), net	19	(70)
Shareholders' equity	1,215	1,279

	2001	2000
Adjustments to Earnings		
Earnings in the consolidated statements of earnings	$ 19	$ 147
Unrealized gain (loss) on foreign exchange contracts (1)	1	(3)
Provision for Paper and Pulp operations (2)	2	2
Capitalized start-up costs (3)	(7)	(14)
Income taxes relating to above adjustments	2	5
Income taxes relating to sale of operations (4)	–	(11)
Earnings in accordance with US GAAP (5)	$ 17	$ 126
Change in foreign currency translation adjustment	8	11
Unrealized loss on temporary investments	(1)	(32)
Reclassification for gains included in earnings	–	(28)
Minimum pension liability adjustment (6)	(40)	–
Unrealized loss on foreign exchange contracts (1)	(13)	–
Income taxes on comprehensive income items	16	20
Comprehensive income (loss) in accordance with US GAAP	$ (13)	$ 97
Earnings per common share (5) – Basic	$ 0.09	$ 0.82
– Diluted	$ 0.09	$ 0.82
Adjustments to Shareholders' Equity		
Shareholders' equity in the consolidated balance sheets	$ 1,275	$ 1,302
Adjustments affecting opening shareholders' equity		
Recognition of unrealized gain on foreign exchange contracts	2	5
Provision for Paper and Pulp operations	(25)	(27)
Capitalized start-up costs	(15)	(1)
Future income tax on adjustments	14	9
Future income tax (4)	–	11
Adjustments to earnings	(2)	(21)
Other comprehensive income related to gains on temporary investments	1	1
Other comprehensive income (loss) related to minimum pension liability	(26)	–
Other comprehensive income (loss) related to foreign exchange contracts	(9)	–
	$ 1,215	$ 1,279

(1) Under US GAAP, forward foreign exchange contracts which serve as an economic hedge of anticipated future foreign currency-denominated sales must be carried at fair value with the unrealized gains or losses for the period included in the determination of comprehensive income. Prior to the change in US GAAP in accounting for derivative instruments and hedging activities which became effective January 1, 2001 these unrealized gains or losses were recognized in income for US GAAP purposes.

(2) Under US GAAP, the estimated future cash flows used to determine the recoverability of the Paper and Pulp assets must exclude carrying charges. In addition, the provision against these operations was determined by discounting the cash flows and comparing to the carrying costs of those assets.

(3) Under US GAAP, costs incurred net of revenues earned during the start-up of a new production facility must be charged to income in the year incurred.

(4) Under US GAAP, the future income tax impact of the reallocation of tax values of certain assets must be recognized in the year of reorganization.

(5) Under US GAAP, certain direct credits or charges to shareholders' equity must be included in the determination of comprehensive income. Earnings per common share under US GAAP is calculated based on earnings in accordance with US GAAP.

(6) Under US GAAP, an additional minimum pension liability must be recognized when an unfunded accumulated benefit obligation exists.

note 16. Segmented Information

Nexfor operates principally in Canada, the United States and the United Kingdom, and is divided into three main operating segments: North American Building Materials, Paper and Pulp, and European Panels.

a) Operating Segments

	North American Building Materials	Paper & Pulp	European Panels	Consolidated Total
2001				
Net sales	$ 744	$ 995	$ 327	$ 2,066
Operating earnings (loss)	55	11	(31)	35
Assets				
Segmented	1,054	1,005	476	2,535
Non-segmented and corporate assets				18
Temporary investments				78
Cash and short-term notes				182
Total assets				$ 2,813
Depreciation	$ 55	$ 62	$ 31	$ 148
Capital expenditures	$ 71	$ 49	$ 36	$ 156

	North American Building Materials	Paper & Pulp	European Panels	Consolidated Total
2000				
Net sales	$ 676	$ 1,091	$ 367	$ 2,134
Operating earnings (loss)	107	81	(10)	178
Assets				
Segmented	983	1,049	467	2,499
Non-segmented and corporate assets				20
Temporary investments				78
Cash and short-term notes				167
Total assets				$ 2,764
Depreciation	$ 46	$ 61	$ 37	$ 144
Capital expenditures	$ 199	$ 47	$ 25	$ 271

b) Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment	
	2001	2000	**2001**	2000
Canada [1]	$ 603	$ 598	$ 580	$ 605
United States	1,136	1,169	1,042	953
United Kingdom	327	367	362	345
Consolidated Total	$ 2,066	$ 2,134	$ 1,984	$ 1,903
[1] Export sales included in total	$ 386	$ 344		

note 17. Comparative Figures

Certain 2000 figures have been reclassified to conform to current year's presentation.

selected quarterly information

(in millions, except per share information)	2001 1st	2nd	3rd	4th	Total
Earnings					
Net sales	$ 515	$ 529	$ 518	$ 504	$ 2,066
Operating costs:					
Cost of sales	464	445	438	446	1,793
Depreciation	36	35	39	38	148
Selling, general and administrative	22	24	23	21	90
	522	504	500	505	2,031
Operating earnings (loss)	(7)	25	18	(1)	35
Interest and other income	3	2	2	3	10
Interest expense	(13)	(13)	(13)	(13)	(52)
Income tax recovery	12	–	3	11	26
Earnings (loss)	$ (5)	$ 14	$ 10	–	$ 19
Earnings (loss) per common share					
– Basic	$ (0.05)	$ 0.10	$ 0.06	$ –	$ 0.11
– Diluted	$ (0.05)	$ 0.10	$ 0.06	$ –	$ 0.11
Common dividend per share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40
Net Sales					
N.A. Building Materials	$ 156	$ 202	$ 209	$ 177	$ 744
Paper and Pulp	272	247	231	245	995
European Panels	87	80	78	82	327
Total net sales	$ 515	$ 529	$ 518	$ 504	$ 2,066
Operating Earnings (Loss)					
N.A. Building Materials	$ (4)	$ 34	$ 25	–	$ 55
Paper and Pulp	6	(4)	3	6	11
European Panels	(9)	(5)	(10)	(7)	(31)
Total operating earnings (loss)	$ (7)	$ 25	$ 18	$ (1)	$ 35

(in millions, except per share information)	2000 1st	2nd	3rd	4th	Total
Earnings					
Net sales	$ 554	$ 542	$ 528	$ 510	$ 2,134
Operating costs:					
Cost of sales	417	417	438	450	1,722
Depreciation	36	35	36	37	144
Selling, general and administrative	22	22	23	23	90
	475	474	497	510	1,956
Operating earnings	79	68	31	–	178
Interest and other income	5	18	17	3	43
Interest expense	(9)	(8)	(11)	(12)	(40)
Income tax recovery (expense)	(23)	(18)	(3)	10	(34)
Earnings	$ 52	$ 60	$ 34	$ 1	$ 147
Earnings per common share					
– Basic	$ 0.33	$ 0.41	$ 0.22	$ –	$ 0.96
– Diluted	$ 0.33	$ 0.41	$ 0.22	$ –	$ 0.96
Common dividend per share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40
Net Sales					
N.A. Building Materials	$ 186	$ 178	$ 153	$ 159	$ 676
Paper and Pulp	264	272	292	263	1,091
European Panels	104	92	83	88	367
Total net sales	$ 554	$ 542	$ 528	$ 510	$ 2,134
Operating Earnings (Loss)					
N.A. Building Materials	$ 54	$ 46	$ 8	$ (1)	$ 107
Paper and Pulp	23	20	29	9	81
European Panels	2	2	(6)	(8)	(10)
Total operating earnings	$ 79	$ 68	$ 31	–	$ 178

six-year historical review

(in millions, except per share information)	2001	2000
Earnings		
Net sales	$ 2,066	$ 2,134
Operating costs:		
Cost of sales	1,793	1,722
Depreciation	148	144
Selling, general and administrative	90	90
	2,031	1,956
	35	178
Reorganization costs	–	–
Operating earnings (before Paper and Pulp provision)	35	178
Provision for Paper and Pulp operations	–	–
Gain on sale of operations and other income	10	43
Interest expense	(52)	(40)
Income tax recovery (expense)	26	(34)
Earnings	$ 19	$ 147
Balance Sheet		
Current assets	802	839
Property, plant and equipment	1,984	1,903
Other assets	27	22
Total assets	$ 2,813	$ 2,764
Current liabilities	327	332
Long-term debt	1,077	921
Other liabilities	96	97
Future income taxes	38	112
Shareholders' equity	1,275	1,302
Total liabilities and shareholders' equity	$ 2,813	$ 2,764
Cash Flow		
Cash flow from operations	$ 166	$ 210
Capital expenditures	(156)	(271)
Investments, net	(60)	71
Dividends	(54)	(67)
Debt incurred (repaid)	99	310
Issue (repurchase) of shares	–	(225)
Other	20	–
Increase (decrease) in cash and short-term notes	$ 15	$ 28
Per Common Share		
Earnings – Basic	$ 0.11	$ 0.96
– Diluted	0.11	0.96
Book value	8.62	8.86
Dividends	0.40	0.40
Market price range		
High	8.45	9.25
Low	6.30	5.85
Close	7.50	7.10

Note: Certain figures have been reclassified to conform to the current year's presentation.

In 1999, Nexfor began accounting for its non-pension retirement benefits on an accrual basis.

The unrecorded projected benefit obligation of $39 million ($24 million net of tax) has been charged to opening retained earnings in 1998.

1999	1998	1997	1996
$ 2,356	$ 2,363	$ 2,210	$ 2,255
1,811	1,926	1,804	1,830
162	167	155	138
109	117	122	141
2,082	2,210	2,081	2,109
274	153	129	146
–	–	(31)	(52)
274	153	98	94
(244)	–	–	–
339	2	7	20
(53)	(66)	(58)	(53)
(50)	(42)	(28)	(34)
$ 266	$ 47	$ 19	$ 27
845	801	689	808
1,677	1,945	1,962	1,906
32	29	12	9
$ 2,554	$ 2,775	$ 2,663	$ 2,723
361	604	420	406
594	744	828	823
92	109	57	66
73	61	38	34
1,434	1,257	1,320	1,394
$ 2,554	$ 2,775	$ 2,663	$ 2,723
$ 386	$ 301	$ 114	$ 286
(257)	(222)	(180)	(274)
195	117	(12)	12
(74)	(75)	(73)	(75)
(256)	24	(21)	(44)
(16)	(6)	(15)	1
–	13	–	–
$ (22)	$ 152	$ (187)	$ (94)
$ 1.68	$ 0.22	$ 0.06	$ 0.10
1.68	0.22	0.06	0.10
8.22	6.93	7.29	7.67
0.40	0.40	0.40	0.40
10.15	10.20	10.50	9.90
5.70	5.80	7.25	8.50
8.40	6.05	7.75	9.30

principal operating interests

	Annual Capacity at Year-End 2001	Production 2001	Production 2000
North American Building Materials			
Lumber (MMfbm)			
Plaster Rock, New Brunswick	115	112	112
Juniper, New Brunswick [1]	160	130	29
La Sarre, Quebec	120	108	107
Senneterre, Quebec	140	140	136
Ashland, Maine	60	55	59
Masardis, Maine	115	119	116
	710	664	559
OSB (MMsf–1/16")			
Val-d'Or, Quebec	1,800	1,785	1,790
La Sarre, Quebec	2,100	1,927	1,933
Guntown, Mississippi	2,600	2,201	2,183
Bemidji, Minnesota [2]	1,225	1,221	1,194
Joanna, South Carolina	3,000	1,460	520
Huguley, Alabama	3,000	460	–
	13,725	9,054	7,620
MDF (MMsf–1/16")			
Deposit, New York	950	936	918
Plywood (MMsf–1/16")			
Cochrane, Ontario	490	478	489
I-joist (MM lineal feet)			
Juniper, New Brunswick [1]	80	26	7

	Annual Capacity at Year-End 2001	Production 2001	Production 2000
European Panels			
OSB (MMsf–1/16")			
Inverness, Scotland	2,100	1,745	1,500
MDF (MMsf–1/16")			
Cowie, Scotland	2,450	2,190	2,143
Particleboard (MMsf–1/16")			
Cowie, Scotland	1,950	1,778	2,476
South Molton, England	1,800	1,611	1,761
	3,750	3,389	4,237
Paper and Pulp			
Woodfree Paper (000 tonnes)			
Madawaska, Maine	240	224	232
Park Falls, Wisconsin	120	113	112
West Carrollton, Ohio (5)	–	15	88
	360	352	432
Groundwood Paper (000 tonnes)			
Madawaska, Maine	175	186	178
Paperboard (000 tonnes)			
Edmundston, New Brunswick	50	51	53
Pulp (000 tonnes)			
Thurso, Quebec	245	224	238

(1) Acquired August 2000.
(2) Owned 50%. Capacity and production represent 50% ownership.
(3) Mill closed permanently March 2001.

Nexfor 2001

a report on environment, health and safety

environmental policy

Nexfor Inc. recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend upon its health. We strive for excellence, leadership, sustainability and competitive advantage, with integrity, through continual improvement in our environmental performance and management of forest land. For Nexfor, sustainable development means creating economic growth while caring for society and the environment.

Nexfor and its operations will integrate environmental protection into their business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance

Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management

Manage forests in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

Minimization of Environmental Impact

Improve our environmental performance as the expectations of society change. We shall do this by using forest, energy and other resources with increasing efficiency, and by reducing all forms of waste.

Risk Management

Continually identify, evaluate and control the environmental risks associated with our operations. We shall have procedures in place to prevent and respond to emergencies.

Environmental Management Systems

Implement systematic environmental management that supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

Innovation

Support pollution prevention and environmental research, and implement findings consistent with this policy.

Performance Evaluation

Evaluate the environmental performance of our operations and personnel, and recognize achievements that support this policy. We shall provide our employees with information and training for them to fully integrate this policy into their responsibilities at work.

Communications with Stakeholders

Engage in a constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relationships

Work constructively with governments and regulators on the establishment of scientifically and economically sound requirements for our operations.

Audits

Conduct environmental audits at all our operations at a frequency appropriate to their risks.

Reports

Report regularly on our environmental performance to the management of the corporation, the Board of Directors, our shareholders, employees and the communities in which we operate.

Nexfor Inc. requires its operations to develop policies, systems, organizations and competencies, and to embrace an environmental commitment consistent with these principles. Nexfor requires all employees to take responsibility for environmental protection in their jobs.

Dominic Gammiero
President & Chief Executive Officer

health and safety policy

We are committed to safeguarding the health and well-being of our employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs

- All injuries and occupational illnesses are preventable.
- Health and safety is a top priority and an integral part of our business and decision-making.
- Management is ultimately responsible for workplace health and safety.
- Safe operating practices are a shared responsibility among management, employees, contractors and visitors.
- Employees and contractors are accountable for their safety and that of fellow workers.
- Working safely is a condition of employment.
- Sharing best practices improves performance.

Practices

- Design safe facilities.
- Continually review and improve processes and procedures.
- Identify hazards and assess risks.
- Develop, implement and enforce safe work practices.
- Ensure all facilities comply with applicable laws and regulations.
- Provide employees with information and training to work safely.
- Require employees and contractors to execute their work in accordance with legislative requirements and Nexfor policy.
- Establish and monitor health and safety objectives.
- Take action to prevent recurrence of incidents.
- Implement health and safety management systems to continually improve performance.
- Conduct health and safety audits.
- Report health and safety performance to senior management, the Board of Directors, shareholders, employees, and the public.

Dominic Gammiero
President & Chief Executive Officer

2001 environment, health and safety report

Nexfor is committed to protecting the environment, our employees and the communities in which we operate. During 2001, we demonstrated that commitment through an unprecedented focus on safety, more effective environment, health and safety (EHS) auditing practices, better emission controls, and improved communications.

Health and Safety

Focus on Safety

Across all business units, efforts are underway to encourage Nexfor employees to make safety their first priority on the job. A task force of employees from all business units was established to ensure that best practices are shared throughout our operations. The committee is also responsible for the creation of the Company's health and safety policy, which provides a framework for specific targets and objectives that must be incorporated into each mill's business plan.

To ensure safety performance continues to improve, our business units are working on behaviour-based safety programs that rely on greater employee involvement and consistent communications to raise awareness.

More Detailed Investigation and Reporting

During 2001, Nexfor's business units worked together to create new, uniform health and safety audit, incident investigation and reporting procedures, focused on risk potential, root causes and prevention. Reports are more detailed, so all business units can better understand conditions that led to an incident and avoid recurrence.

Improving Fire Prevention

The threat of fire and ongoing fire prevention improvements are a major focus within Nexfor. During 2001, Nexfor experienced two serious incidents:

- In June, during hot, dry weather, the exhaust from a truck ignited bark debris at the landfill site and quickly spread to the log yard at the La Sarre, Quebec oriented strand board (OSB) mill. There were no injuries. However, nearby residents were evacuated as a precaution. The fire caused over $1 million in damages to the wood supply.
- At South Molton, England, a worn pipe began leaking and caused a thermal oil fire in a boiler in July. The fire resulted in damages of £275,000, which included four days lost production. No employees were injured. The fire was restricted to the boiler and all oil was contained within the mill site.

The findings of these fire investigations were incorporated into improved emergency response plans with input from local emergency response teams, more frequent fire prevention inspections, and enhanced communications Nexfor-wide to prevent similar occurrences in other operations.


SAFETY

Safety milestones: the Levesque mills improved their OSHA recordable rate from 3.46 in 2000 to 1.30, La Sarre sawmill improved its performance 69 percent, and the European Panels business improved its OSHA recordable rate 22 percent.

Recordable Incidents Down Again

Last year was Nexfor's seventh consecutive year of improvement in Occupational Safety and Health Administration (OSHA) recordable rate, with an overall rate of 3.84 compared to 4.12 in 2000.

For the fifth straight year, European Panels improved its OSHA recordable rate. Its 2001 rate of 3.01 represents a 22 percent improvement over its 2000 rate of 3.87. The division also achieved a 30 percent reduction in lost time injuries, due in part to a 70 percent improvement at Cowie, Scotland.

Our Paper and Pulp business achieved an OSHA recordable incident rate of 3.43. Thurso, Quebec reduced its OSHA recordable rate from 5.19 to 3.05, the lowest rate ever achieved at this facility.

The North American Building Materials business reduced its OSHA recordable rate to 4.56. Of particular note within their operations, the Val-d'Or, Quebec OSB mill and the La Sarre, Quebec lumber mill both completed two years without a lost time injury. In addition, the La Sarre lumber mill improved its OSHA recordable rate 69 percent, from 7.80 to 2.44.

In January 2001, a contract worker was killed at the Cowie mill while working on the new particleboard line. In keeping with government policy, Nexfor adheres to the 1994 Construction Design and Management Regulations. These regulations serve to close off construction sites to our employees and empower contractors with full control over all health and safety requirements of the site. Nexfor conducted an investigation relating to the tragedy. Findings from our investigation led to the implementation of third party verification to ensure that standards within the contractor-controlled site meet or exceed all Nexfor and regulatory safety standards.

Environment

Improvements in Air Quality

At Inverness, Scotland, following the completion of our dryer project and the £300,000 rebuild of the mill's wet electrostatic precipitator (WESP), there was a 60 percent reduction in volatile organic compounds (VOC) emissions.

In February, Nexfor UK implemented a new resin, polymeric diphenylmethane di-isocyanate (PMDI), at its Inverness OSB plant to achieve production efficiencies. Nexfor actively managed the transition to PMDI to ensure no health or environmental issues result from use of the new resin. In all tests to-date, no emissions or exposures were detected.

At Park Falls, Wisconsin, the installation of a chlorine-free bleaching process at Nexfor's sulfite mill has reduced chloroform air emissions 97 percent, from 25,000 pounds per year in 2000 to less than 700 pounds per year in 2001. The conversion improved fibre quality, and allows the mill to comply with Environmental Protection Agency Maximum Achievable Control Technology Pulp and Paper effluent discharge requirements.

Our Plaster Rock, New Brunswick lumber mill invested $175,000 during 2001 to install a fly-ash collector that reduces visible emissions, and enables old boilers to meet *Clean Air Act* standards.

In June, at the Val-d'Or OSB mill, two dryer drums were replaced with larger drums that operate at lower temperatures. The new drums consume less energy, allow for increased throughput, and produce less particulate emissions and waste. The cost of the installation was $1 million, considerably less than the $4 million that would have been required to apply an "end-of-pipe" solution to reduce particulate emissions.



Nexfor plants almost 14 million seedlings a year as part of its forest management activities.



All Nexfor-owned and managed woodlands have received forest certification.

Certification

Nexfor is a participant in the American Forest & Paper Association's Sustainable Forestry Initiative® program. With the certification of Nexfor's woodland operations in Maine and New Brunswick, our Plaster Rock, New Brunswick and Maine lumber mills are now eligible to apply a proposed SFI℠ label assuring buyers that their products meet high standards of forestry and environmental responsibility.

During 2001:

- ISO 14001 certification of all owned and managed woodlands in Quebec was completed. The Park Falls mill achieved its ISO 14001 certification in December.
- In the UK, all sites maintained their Forest Stewardship Council chain of custody certification, assuring that products are made from sustainably managed resources.
- Our North American Building Materials business focused on sustainable forestry, and training and education programs for private US landowners. Plans are also on track to complete SFI℠ certification of land management and wood procurement practices in 2002.

Open Communications

Our panel mill at Cowie has had an active community forum for local residents and businesses since 1991. It was put to good use in 2001 when erroneous media reports linked medium density fibreboard (MDF) production to health risks, creating a scare in the community. Through the Cowie Forum, people met and discussed their issues, and the company was able to present research that alleviated their concerns. A similar program initiated in Inverness has generated active community participation and communication. The first community forum there was held in October 2001.

Nexfor's Edmundston, New Brunswick pulp mill operates in close proximity to the city and its residents. To ensure the public knows about the safety precautions in place in the event of an emergency, the mill introduced a communications action plan in 2001. The communications plan also keeps the community informed about the mill's operations, environmental policies, performance and regulatory compliance.

The annual Senneterre, Quebec forest awareness program hosted more than 80 people – residents and employees – touring the mill's woodlands operations to discuss river-crossing systems, forest management and harvesting, forestry equipment, environmental responsibilities and forest fire prevention.

We encourage our employees to participate in the American Tree Farm system, a program founded in 1927 that provides timber management and planning services to small woodlot owners. Foresters working for our US operations volunteer their time to act as tree farm inspectors, helping landowners assess their woodlots and making recommendations for managing lands more sustainably.



Nexfor sponsors the Nexfor Bowater Watershed Conservation Research Centre at the University of New Brunswick. The Centre provides valuable research on environment and forest management techniques.

Recycling

In April 2001, the Nexfor MDF mill at Deposit, New York earned independent Green Cross and Globe Certification from Scientific Certification Systems (SCS) based on the fact that at least 97 percent of the fibre used in the mill is recovered or recycled.

In November 2001, Nexfor's Park Falls paper mill began a soil-augmentation program using process residue. Previously, residue was landfilled or burned in a special furnace. Studies have shown that the residue can be spread on agricultural land, and with its high concentrations of nitrogen, calcium, phosphorous and sulfur, it is an excellent fertilizer. Park Falls anticipates saving more than US $300,000 per year through avoided disposal and combustion costs.

The Edmundston pulp mill began burning primary residue in its cogeneration plant last August. By burning residue to generate power, the mill will avoid shipping 1,000 tonnes per month to landfill and will save approximately $160,000 in disposal costs during 2002.

At our UK operations, the reuse of post-consumer wood waste continues to increase, with 225,000 tonnes recycled into particleboard in 2001. The new £4 million waste recycling plant at Cowie came online in the third quarter of 2001 and has already increased recycling capacity and improved the quality of recycled material. Nexfor is now the fifth largest recycler of packaging waste in the UK, and will generate £3 million in revenue from its recycling program in 2002. In 2002, we expect particleboard recycled content to increase from 42 percent to 60 percent at Cowie and be as high as 70 percent at South Molton.

Energy Reduction

All Nexfor European Panels facilities have negotiated energy efficiency agreements with the UK government, specifying a 9 percent reduction in energy consumption by 2010. In 2001, we avoided £1 million in energy taxes through this agreement. All our UK sites have established energy reduction programs based on improved energy management and the installation of energy efficient equipment. We expect these programs will result in an additional £1 million of savings in 2002.

Philanthropy

Nexfor supports educational, medical, social service and cultural activities in the communities in which we operate. We are a lead supporter of the Nexfor Bowater Watershed Conservation Research Centre at the University of New Brunswick, and support such national and international organizations as the United Way and Habitat for Humanity. In addition, the Nexfor Scholarship Program provides financial assistance to the children of our employees entering undergraduate programs.

selected environmental targets

	2001 Targets
North American Building Materials	**Compliance** • Implement mill specific programs to demonstrate sustained compliance. • Plaster Rock: Achieve emission control system approval from government and install controls. **Risk Management** • Standardize the approach to facilities risk management. **Environmental Management Systems (EMS)** • Improve the Management Review component of EMS. **Stakeholder Needs** • Develop mill specific strategies for communicating with stakeholders.
Paper & Pulp	**Compliance** • Madawaska: Start construction of a secondary effluent treatment system. **Risk Management** • Complete detailed risk assessments of all hazardous material storage tanks. • All mills will carry out one full mill-wide evacuation drill. **Impact Minimization** • Edmundston and Thurso: Through internal measures, reduce biochemical oxygen demand (BOD) and suspended solids (SS) loading to the effluent treatment systems. • Madawaska: Reduce water use by 29 percent. **Stakeholder Needs** • Provide regular environmental performance updates in employee newsletters.
European Panels	**Compliance** • Cowie: Complete improvements to the surface water treatment plant. **Risk Management** • Implement structured safety management programs at all sites. **Impact Minimization** • South Molton: Increase post consumer waste content of board to 80 percent. **Stakeholder Needs** • Inverness: Implement a proactive local community communications program.

<table>
<tr><th>2001 Progress</th><th>2002 Targets</th></tr>
<tr><td>• Over 3,500 compliance verifications now undertaken annually and reported quarterly.
• Plaster Rock: In full compliance since mid-September 2001.

• Work is continuing on a matrix approach to risk and hazard evaluation involving likelihood, consequences and mitigation actions.

• Management review is 90 percent implemented, a 13 percent improvement over 2000.

• Guntown, Senneterre and other mills place regular articles on environment in their employee newsletters. The Val-d'Or community environmental committee continues.</td><td>Risk Management
• Expand the conduct of emergency drills/simulations to all mills.
• Implement safety objectives to reduce injuries, improve incident investigations, conduct work site inspections and hazard identification, increase training and share best practices.

Impact Minimization
• Maximize beneficial use of ash at US OSB mills.
• Guntown: Review and develop opportunities for disposal or treatment of biofilter effluent.
• Deposit: Reduce waste fibre generation by 16 percent.
• Senneterre: Continue program to manage liquid effluent.

Stakeholder Needs
• Plaster Rock: Continue dialogue with local council through annual meetings. Attend Tobique Forestry Advisory Committee Meetings.
• Cochrane: Deliver environment, health and safety (EHS) training to five major contractors.</td></tr>
<tr><td>• Madawaska: Started construction May 2001.

• Risk assessments completed Q1. Corrective action plans being implemented. Additional procedures for tank maintenance are being developed in Thurso.
• All mills have completed department evacuations.

• Edmundston: Reduced BOD loading to wastewater treatment plant (WWTP) by 9 percent and reduced SS loading by 14 percent.
• Thurso: Increased the SS loading to WWTP by 14 percent and decreased the BOD loading by 5 percent.
• Madawaska: Reduced its water usage by 22 percent.

• Edmundston: Publish weekly articles in employee newsletter.
• Thurso: Publish 14 articles in employee newsletter.</td><td>Compliance
• Madawaska: Treatment system commissioning scheduled for October 2002.

Risk Management
• Edmundston: Conduct three in-house departmental, and one mill-wide evacuation drills. Perform one risk assessment for an existing installation.
• Park Falls: Conduct county-wide hazardous materials drill.
• Thurso: Complete employee training and drill program.

Impact Minimization
• Park Falls: Increase beneficial use of residues from 60 percent to 80 percent of the total produced.
• Edmundston: Reduce the amount of residue land filled by 18,000 tonnes.

Stakeholder Needs
• Madawaska: Conduct quarterly meetings with Environmental Advisory Group. Community survey Q1-2002.
• Park Falls: Annual report in local newspaper with published phone number.</td></tr>
<tr><td>• No discharge exceedances since improvements were completed in Q2.

• Safety programs are being developed and continue to improve. Reduced Occupational Safety and Health Administration (OSHA) rate by 22 percent.

• Increased waste content to 70 percent in Q4.

• Program successfully implemented in Inverness and effective response to community concerns in Cowie.</td><td>Compliance
• Complete transition to A2 authorization status.

Risk Management
• Reduce all accidents by 30 percent, OSHA rate less than or equal to 2.0.
• South Molton: Implement behavioural safety program.

Impact Minimization
• Cowie: Increase post-consumer packaging waste recycling to 60,000 tonnes. Increase particleboard recycled content to 60 percent.
• Inverness: Ensure no health and environmental issues arise from PMDI use.
• South Molton: Increase recycling of post consumer packaging waste to 84,000 tonnes, total recycled content to 70 percent.</td></tr>
</table>

health and safety data

	North American Building Materials	Paper and Pulp	European Panels	Total Nexfor
Hours worked	5,614,000	5,536,000	2,123,000	13,273,000
Lost time incidents	41	17	21	79
Lost time frequency (1)	1.46	0.61	1.98	1.19
Days lost	1,322	561	330	2,213
OSHA recordable rate (1)	4.56	3.43	3.01	3.84

(1) per 200,000 hours worked

Nexfor Audits

(number of audits)


E I O EP Other
E I O EP Other
E I O EP Other
E I O EP S Other
E I O EP S Other
16
12
8
4
0
1997
1998
1999
2000
2001

E: Environment
I: Industrial Hygiene
O: Occupational Health
EP: Emergency Preparedness
S: Safety
Other: Includes Forest & Land Management, Environmental Management System Audits and other specialized reviews

Note: A total of 29 audit types were completed at 5 Nexfor facilities in 2001, covering management systems and performance in areas of environment, industrial hygiene, occupational health, emergency preparedness and safety. From 2002 onward, audits will be counted according to the number of facilities reviewed rather than the types of audits completed. In 2002, nine facilities will be audited on EHS management systems and performance.

socio-economic data

Category of Expenditure	North American Building Materials	Paper and Pulp	European Panels	Total Nexfor
($ thousands Cdn)				
Number of employees	2,634	2,648	955	6,250 (1)
Wages, salaries and benefits	$ 147,000	$ 225,000	$ 56,000	$ 433,000 (1)
Municipal and school and other local taxes	5,000	10,000	3,000	18,000
Local purchases of goods and services	159,000	97,000	170,000	426,000
Logging contractor services (incl. fibre)	256,000	18,000	–	274,000
Wood chips and hog fuel purchases	17,000	50,000	59,000	126,000
Stumpage and royalty payments	29,000	1,000	–	30,000
Environmental capital expenditures	1,000	18,000	1,000	20,000
Environmental expenditures not capitalized	2,000	5,000	4,000	11,000
Total operating lease and rental payments	5,000	4,000	4,000	13,000
Philanthropic contributions	300	300	13	613

(1) Includes Nexfor Corporate.

five-year performance at a glance

Air and Water Exceedances at Paper and Pulp Mills


(exceedances)
Overall
Effluent Exceedances
Air Emission Exceedances


15
10
5
0
1997
1998
1999
2000
2001

Paper and Pulp Mills – BOD Discharges

(kilograms per tonne) 1997–2001


8
6
4
2
0
Edmundston
Madawaska
Park Falls
Thurso

Paper and Pulp Mills – Suspended Solids Discharges

(kilograms per tonne) 1997–2001


12
9
6
3
0
Edmundston
Madawaska
Park Falls *
Thurso *

* Increases at Park Falls and Thurso are due to poor clarifier operating conditions and increased rejects from high quality pulp production, respectively. Both mills maintained compliance.

Paper and Pulp Mills – AOX Discharges

(kilograms per tonne) 1997–2001


5
4
3
2
1
0
Edmundston
Park Falls
Thurso

Paper and Pulp Mills – Chlorine Gas Use

(tonnes per year) 1997–2001


4500
3750
3000
2250
1500
750
0
Edmundston
Park Falls *
Thurso

* Park Falls: In late 2000 the mill installed peroxide bleaching thereby eliminating chlorine use.

Paper and Pulp Mills – Sulphur Dioxide Emissions

(kilograms per tonne) 1997–2001


18
15
12
9
6
3
0
Edmundston
Madawaska
Park Falls
Thurso

Paper and Pulp Mills – Total Suspended Particulate Emissions

(kilograms per tonne) 1997–2001


2.0
1.5
1.0
0.5
0.0
Edmundston
Madawaska
Park Falls
Thurso *

* Late year testing at Thurso indicated increased emissions. Alternatives to reduce these are currently being developed.

Thurso Pulp Mill – Total Reduced Sulphur Emissions

(kilograms per tonne) 1997–2001


.08
.06
.04
.02
0
Thurso *

* A scrubber is scheduled to be installed in 2002 that will reduce the amount of TRS discharge.

Panelboard Mills – Volatile Organic Compound Emissions


(kilograms per 1,000 square feet, 1/16" basis)


1997–2001


0.20
0.15
0.10
0.05
0.00
Val-d'Or
La Sarre
Bemidji
Guntown
Joanna
Inverness
Cowie *
South Molton
Deposit

* Increase at Cowie is due to new MDF line commissioned in 2000.

Panelboard Mills – Formaldehyde Emissions

(kilograms per 1,000 square feet, 1/16" basis) 1997–2001


0.04
0.03
0.02
0.01
0.00
Val-d'Or
La Sarre
Bemidji
Guntown
Joanna
Inverness
Cowie *
South Molton
Deposit

* Increase at Cowie is due to new MDF line commissioned in 2000.

Panelboard Mills – Total Suspended Particulate


(kilograms per 1,000 square feet, 1/16" basis) 1997–2001


0.6
0.5
0.4
0.3
0.2
0.1
0.0
Val-d'Or
La Sarre
Bemidji
Guntown
Joanna
Inverness
Cowie
South Molton
Deposit

National Pollutant Release Inventory (NPRI) and Toxic Release Inventory (TRI) are toxic chemical release reporting programs in Canada and the United States, respectively. Reports are prepared according to a specific list of materials designated by each government and with a combination of measured emission data and emissions estimated from industry factors. Annual reports of emissions from operations in Canada are submitted to the federal government each June. Therefore, our data is current to 2000. Data for 2001 will be reported to the government in June 2002.

The National Pollutant Release Inventory

(in metric tonnes, unless otherwise noted)

Facility	Material	1999 Air	1999 Water	1999 Soil	2000 Air	2000 Water	2000 Soil
Thurso	Acetaldehyde	11.8	0.34		11.8	0.34	
	Ammonia	36.5	11.7	1.10	36.5	15.2	0.03
	Chlorine	8.9			9.4		
	Chlorine dioxide	12.1			12.7		
	Dioxin/Furans (milligrams)	nr	nr	nr	5.18		
	Ethylene glycol		0.13			0.16	
	PAHs	nr	nr	nr	0.120		
	Hydrochloric acid	15.1			15.2		
	Hydrogen sulphide	23.9			24.4		
	Manganese	0.48	12.0	18.5	0.48	11.9	23.9
	Methanol	163	19.1	0.23	162	19.0	0.01
	Mercury (grams)	nr	nr	nr	293	87.0	2,542
	Sulphuric acid	6.88			7.07		
Edmundston	Acetaldehyde	18.8	1.92		19.2	1.43	
	Ammonia	0.23	200		0.23	180	
	Chlorine	141			103		
	Chlorine dioxide	64.5			21.3		
	Chloroform	12.1	0.28		11.4	0.13	
	Dioxin/Furans (milligrams)	nr	nr	nr	0.40		
	Hydrochloric acid	brt	brt	brt	10.1		
	Manganese	0.38	10.9		0.38	10.4	
	Mercury (grams)	nr	nr	nr	982	12.9	
	Methanol	973	23.0	20.0	1,017	1.29	
	Methyl ethyl ketone	10.6	0.01		11.0	0.001	
	Sulphuric acid	23.2			24.6		
	Zinc	2.02	1.09		2.15	1.03	
Val-d'Or	Phenol	5.70			5.80		
	Formaldehyde	34.0			67.1		
La Sarre	Phenol	0.90			1.57		
	Formaldehyde	12.1			12.6		
Cochrane	Formaldehyde	9.50			4.90		

nr – Not reported
brt – Below reporting threshold

Toxic Release Inventory

(in metric tonnes)

Facility	Material	1999 Air	1999 Water	1999 Soil	2000 Air	2000 Water	2000 Soil
Park Falls	Acetaldehyde	1.16			1.17		
	Ammonia	0.23	2.01	0.11	0.24	1.40	0.13
	Chlorine	0.07			0.07		
	Chloroform	11.18	0.06		11.18	0.05	
	Copper compounds	0.03	0.09	0.37	0.01	0.09	
	Dioxin and dioxin-like compounds (reported in grams)	nr	nr	nr	0.19	0.77	1.91
	Formaldehyde	0.70	1.81	0.03	0.73	1.87	0.04
	Glycol ethers	0.47	0.14		brt	brt	brt
	Hydrochloric acid	1.87			1.02		
	Methanol	4.03	2.70	0.49	4.10	2.77	0.68
	Nitrate compounds		10.7		brt	brt	brt
	Polyaromatic compounds (reported in grams)	454		12,245	454		12,245
Madawaska	Mercury (reported in grams)	nr	nr	nr		200	1,600
Deposit	Formaldehyde	19.0			19.3		
	Methanol	65.2			69.2		
Bemidji	Acetaldehyde	nr	nr	nr	43.4		
	Acrolein	nr	nr	nr	13.5		
	Phenol	0.07			brt		
	Formaldehyde	6.64			brt		
	Methanol	76.9			77.0		
Guntown	Phenol	0.05			0.05		
	Formaldehyde	0.85			0.86		

nr – Not reported
brt – Below reporting threshold

Forest Land Management

Total area managed (ha)	2,958,000
Total volume harvested (m^3)	3,752,000
Total area harvested (ha)	48,800
Area clear cut (ha)	32,600
Area selective cut (ha)	15,900
Area replanted (ha)	7,800
Number of seedlings	13,917,000
Area natural regeneration (ha)	28,700
Area NSR (ha)	4,800
Area of pesticide treatment (ha)	8,400

Forest Management History

(thousands of hectares) 1997–2001


60
50
40
30
20
10
0
Total Area Harvested
Clear Cut
Selective Cut
Replanted
Natural Regeneration
Not Sufficiently Restocked

Total Recycled Fibre Use

(thousands of tonnes) 1997–2001


400
300
200
100
0



Seedlings Planted

(millions of seedlings) 1997–2001


20.0
15.0
10.0
5.0
0

glossary

Annual Allowable Cut
The amount of wood that can be cut without jeopardizing long-term supply. Determining factors include the volume of old growth forest, present age of forest and anticipated yield of each area of new forest at its maturity. In Canada, forest managers calculate annual allowable cut every five years for approval by the provincial Ministry of Forests.

AOX
Adsorbable organic halides. A measurement of a mixture of several hundred chlorinated compounds in the water effluent produced at bleaching plants.

BOD
Biochemical oxygen demand. A method of determining the effect of organic material in effluent on receiving waters, by measuring the consumption of oxygen. Oxygen is required by aquatic life.

Crown Land
In Canada, land that is owned by the Government of Canada. Most of the productive forest land in Canada is owned by the government (Crown) and leased to the forest industry for fibre production in return for stumpage or royalty payments.

EBITDA
Earnings before Interest, Taxes, Depreciation and Amortization.

Effluent
Residue-bearing water discharged into bodies of water from manufacturing processes.

Emissions
Residue material released into the atmosphere by way of steam or smoke discharged from manufacturing processes.

Fbm
Foot-board measure (board foot) equal to one square foot of lumber one inch thick (Mfbm equal to 1,000 board feet).

Fossil Fuels
Fuel derived from petroleum or coal such as diesel, gasoline or heating oil.

Freehold Land
Land that is wholly-owned by the Company.

G.J.
Gigajoule. A unit of energy equal to one billion joules.

Greenhouse Gases
A number of gases including carbon dioxide, carbon monoxide and CFCs, among others, that trap heat in the atmosphere.

Groundwood Paper
Paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end uses. Groundwood paper is used in telephone directories and news magazines.

ha
Hectare. A measure of area equal to 2.471 acres.

I-joist
An "I"-shaped engineered wood structural member designed for use in residential and light commercial floor and roof construction. The product is prefabricated using sawn lumber flanges and wood structural panel webs, bonded together with exterior grade adhesives.

ISO
Acronym for the International Organization for Standardization, an international body based in Geneva that presides over international standardization. To be ISO-certified, a system must comply with a set of standards that are recognized worldwide.

Kraft Pulp
Wood pulp produced by an alkaline cooking process using sodium sulphate. The pulp is used to produce paper, paperboard and related products.

LWO
Lightweight opaque. Uncoated and film-coated offset freesheet printing paper with basis weights of less than 38 pounds. Examples include bible and dictionary papers.

m^3
Cubic metre. A measure of volume equal to 35.3 cubic feet (264 U.S. gallons).

Market Pulp
Pulp sold on the open market between non-affiliated companies.

MDF
Medium density fibreboard. A panelboard produced by chemically bonding wood fibres and fibre bundles of uniform size under heat and pressure.

Megawatt
1,000 kilowatts of electric power, or equivalent to the power required for 10,000 one hundred-watt light bulbs.

Msf
Measurement for panel products equal to 1,000 square feet.

NSR
Not sufficiently restocked. Harvested areas in which reforestation, whether by planting or natural regeneration, has not been successful, and that will require additional efforts.

OSB
Oriented strand board. A panelboard produced by gluing strands of wood under heat and pressure.

OSHA Recordable Rate
The US Occupational Safety and Health Administration index that tracks the number of recordable work-related health and safety incidents per 200,000 hours worked.

Panelboards
Plywood, oriented strand board, particleboard and medium density fibreboard.

Paperboard
A thick paper used to produce rigid boxes for a variety of packaging uses.

Particleboard
A product made by gluing clean sawdust and planer shavings to produce a panel with surface consistency ideal for furniture and industrial applications.

Plywood
A glued wood panel made up of thin layers of solid wood veneers.

ROCE
Return on capital employed calculated as EBITDA divided by total assets, less cash and short-term notes, temporary investments, accounts payable and current portion of future income taxes.

Super-Calendered Release Papers (SC Release)
A highly glazed type of paper made especially to be easily removed from and having very little attraction to sticky surfaces (e.g., the silicon-treated sheets that hold self-adhesive labels like name tags, luggage labels and price-tag stickers).

Text and Cover Papers
Uncoated fine papers used for brochures, books, catalogues, direct mail, annual reports and stationery.

Tonne
Metric tonne, equal to 1,000 kilograms or 2,204 pounds (1,102 short tons equal 1,000 metric tonnes).

Toxicity
A measure of the ability of a particular chemical or effluent to cause death or impairment to a test animal or plant. There are many toxicity tests in use for different organisms.

TRS
Total reduced sulphur. Odorous sulphur compounds produced in the kraft pulping process that may be emitted into the atmosphere.

TSP
Total suspended particulate. A measure of the solid particles (wood, process dust and smoke) found in air emissions.

TSS
Total suspended solids. Finely dispersed solid material in effluents; low concentrations are desirable.

VOCs
Volatile organic compounds. A large family of carbon-containing compounds. When emitted into the atmosphere, some contribute to ozone layer depletion and some may be toxic in high concentrations. Most contribute, in varying degrees, to the formation of ground level ozone in highly populated areas.

Woodfree Paper
Also known as fine paper, made with bleached chemical pulp as its major raw material.

Yield
A calculation of the efficiency of a production process expressed as a ratio of the product produced divided by the amount of incoming raw material. A yield of 50 percent indicates that one-half of the raw material does not become part of the final product.

officers of the company

K. Linn Macdonald
Chairman
Officer since 1991

Dominic Gammiero
President and
Chief Executive Officer
Officer since 1994

Charles B. Gordon
Vice President,
Corporate Affairs
Officer since 1999

Lyse T. Macaulay
Assistant Secretary
Officer since 1993

Bert Martin
Senior Vice President, Nexfor Inc.
President, Fraser Papers
Officer since 1998

Yvonne A. McKinlay
Senior Vice President, Nexfor Inc.
President, Norbord Industries
Officer since 1999

Glen H. McMillan
Controller
Officer since 1999

Alan Potter
Vice President, Technology and Environment
Officer since 2000

J. Barrie Shineton
Senior Vice President, Nexfor Inc.
Managing Director,
Nexfor (UK) Ltd.
Officer since 1999

Thomas G. Stinson
Secretary and Vice President,
Corporate Planning
Officer since 1988

Robert B. Strother
Vice President,
Human Resources
Officer since 1988

Ian M. Young, FCA
Senior Vice President and
Chief Financial Officer
Officer since 1992

the board of directors

John W. Bud Bird, O.C. (2) (5)
Fredericton, New Brunswick
President, Bird Holdings Ltd.
Director since 1998

The Hon. John G. Bryden (1) (5)
Murray Corner, New Brunswick
Senator
Director since 1989

Jack L. Cockwell (4)
Toronto, Ontario
Co-Chairman,
Brascan Corporation
Director since 1987

Dian Cohen, C.M. (2) (3) (5)
Hatley, Quebec
President, DC Productions Limited
Director since 1987

Pierre Dupuis (1) (4)
Brossard, Quebec
Chief Operating Officer,
Dorel Industries Inc.
Director since 1995

Gordon E. Forward (1) (4)
San Diego, California
Former Vice Chairman,
Texas Industries Inc.
Director since 1995

Dominic Gammiero
Mississauga, Ontario
President and Chief Executive Officer,
Nexfor Inc.
Director since 1998

Robert J. Harding, FCA (1) (2) (4)
Toronto, Ontario
Chairman,
Brascan Corporation
Director since 1998

David W. Kerr (3)
Toronto, Ontario
Chairman and Chief Executive Officer,
Noranda Inc.
Director since 1987

K. Linn Macdonald
Mississauga, Ontario
Chairman,
Nexfor Inc.
Director since 1991

Margot Northey (2) (3) (4)
Kingston, Ontario
Dean
Queen's School of Business
Queen's University
Director since 2000

Timothy R. Price (3) (5)
Toronto, Ontario
Chairman,
Trilon Financial Corporation
Director since 1991

Committees of the Board

(1) Audit
(2) Corporate Governance
(3) Environment, Health and Safety
(4) Human Resources
(5) Pension

For full descriptions of the Board committees, please see Nexfor's Management Proxy Circular.

Nexfor Inc.

1 Toronto Street
Suite 500
Toronto, Ontario
M5C 2W4
(416) 643-8820 or
1-877-263-9367 (Toll-free)
Internet: www.nexfor.com
E-mail: info@nexfor.com
Stock Symbol: NF

Investor Relations
Ian Young
Senior Vice President and Chief Financial Officer
(416) 643-8850
youngi@nexfor.com

Media Relations
Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836
gordonc@nexfor.com

Environment
Alan Potter
Vice President, Technology and Environment
(416) 643-8839
pottera@nexfor.com

North American Building Materials

Norbord Industries
(416) 365-0705
www.norbord.com

OSB, Lumber and Industrial Panels sales:
Toronto, Ontario
(416) 365-0705
1-800-387-1740
(Toll-free in Canada)

Paper and Pulp

Fraser Papers
Corporate Office:
Stamford, Connecticut
(203) 705-2800
www.fraserpapers.com

Paper sales:
1-800-543-3297

Pulp sales:
(819) 985-5007

European Panels

Nexfor Ltd.
Cowie, Scotland
011-44-1786-812921
www.nexfor.net

OSB and Panelboard sales:

Inverness, Scotland
011-44-1463-792424

South Molton, England
011-44-1769-572991

Benelux, Netherlands
011-31-251-228-080

Investor Information

2002 Financial Calendar (dates on or about)

Year-End Earnings Release	February 1
Annual Meeting	April 25
Q2 Earnings Release	July 24
Q3 Earnings Release	October 25
Nexfor Year-End	December 31

Annual Meeting
Thursday, April 25, 2002 at 10:30 a.m.
The Design Exchange, Trading Floor
234 Bay Street
Toronto-Dominion Centre
Toronto, Ontario, M5K 1B2

Shareholder Information, Transfer Agent & Registrar, and Dividend Reinvestment Plan
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9
(416) 643-5500 or 1-800-387-0825
inquiries@cibcmellon.com

To receive additional copies of this report, please contact us at 1-877-263-9367, or (416) 643-8820 or info@nexfor.com

This report features Nexfor specialty papers produced at our Parks Falls mill, including: Pegasus for the cover, letter, MD&A and environment, health and safety sections, and Glacier Opaque for the financial statements and notes.

Interbrand Tudhope, Toronto   Printed in Canada


Nexfor

www.nexfor.com

NEXFOR INC.

PROXY
SOLICITED BY MANAGEMENT

The undersigned shareholder of Common Shares of Nexfor Inc. appoints K. Linn Macdonald or, failing him, D. Gammiero, or instead of and to the exclusion of either of the foregoing,

. . . . as nominee,

to attend and act for and on behalf of the undersigned at the **Annual Meeting of holders of Common Shares of Nexfor Inc. to be held on Thursday, April 25, 2002, and at any adjournment thereof.**

Shares represented must be:

Voted ☐ Withheld from voting ☐ in the election of directors;

Voted ☐ Withheld from voting ☐ in the appointment and the remuneration of auditors;

Voted for ☐ Voted against ☐ passage of the resolution to increase the maximum number of Common Shares reserved for issuance under the Corporation's Share Purchase Plan

DATED ____________________________, 2002

____
Shareholder's Signature

Notes:

(i) **A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in such other person's name in the blank space provided or by completing and depositing another form of proxy.**

(ii) A proxy must be executed by the shareholder or the shareholder's attorney authorized in writing.

(iii) If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Corporation.


Nexfor

NOTICE OF ANNUAL MEETING

MANAGEMENT PROXY CIRCULAR

March 15, 2002

NOTICE OF ANNUAL MEETING
OF COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Common Shareholders of Nexfor Inc. will be held at The Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, April 25, 2002 at 10:30 a.m. local time for the following purposes:

1. to receive reports and financial statements;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration; and
4. to consider and, if thought fit, pass a resolution authorizing an increase in the maximum number of Common Shares reserved for issuance under the Corporation's Share Purchase Plan.

A copy of the Annual Report, which includes the financial statements for the year ended December 31, 2001, Management's Discussion and Analysis and the Environment, Health & Safety Report, is forwarded herewith.

Shareholders of record at the close of business on March 8, 2002 will be entitled to vote at the meeting. Registered Shareholders who are unable to attend the meeting in person are asked to complete and return the enclosed proxy form. Proxies to be used at the meeting must be deposited with Nexfor Inc. at least 24 hours before the time of the meeting.

DATED March 15, 2002.

By Order of the Board

(Signed) T. G. STINSON,
Secretary

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Nexfor Inc. (the "Corporation") for use at its Annual Meeting of Common Shareholders to be held at The Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, April 25, 2002 at 10:30 a.m. for the purposes set forth in the Notice of Meeting accompanying this Circular.

The people named in the enclosed proxy form are officers of the Corporation. A shareholder has the right to appoint a person other than the two people designated in the enclosed proxy form to represent the Shareholder at the meeting. The person appointed need not be a shareholder. This right may be exercised by filling in such other person's name in the blank space provided or by completing and depositing another proxy form. Proxies to be used at the meeting must be delivered to Nexfor Inc., c/o The CIBC Mellon Trust Company, Corporate Trust Services, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or to the Secretary of the Corporation, at its registered office, 1 Toronto Street, Suite 500, Toronto, Ontario M5C 2W4, not less than 24 hours before the time of the meeting.

Shares represented by properly executed proxies in favour of the people whose names are printed thereon will be voted or withheld from voting in accordance with the choice specified in the proxy on any ballot that may be called for but, if no choice is specified, such shares will be voted:

(i) **for the election as directors of the Corporation of the people listed under the heading Election of Directors below;**

(ii) **for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration; and**

(iii) **for the passage of the resolution authorizing an increase in the maximum number of Common Shares reserved for issuance under the Corporation's Share Purchase Plan from 1,300,000 to 1,800,000.**

The enclosed proxy form confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and other matters that may properly come before the meeting.

A proxy may be revoked by an instrument in writing, including another proxy, duly executed by or on behalf of the shareholder and deposited at the registered office of the Corporation prior to the day of the meeting or with the Chairman of the meeting.

This solicitation is being made by mail and proxies may also be solicited personally by regular employees of the Corporation. The costs of solicitation will be borne by the Corporation.

Any shareholder proposal to be considered at the Corporation's annual meeting in 2003 must be delivered to the Secretary of the Corporation at its registered address, Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4 no later than December 15, 2002.

VOTING SHARES AND PRINCIPAL HOLDERS

Common Shareholders of record at the close of business on March 8th, 2002 will be entitled to vote at the meeting. As of March 8, 2002, the Corporation had outstanding and entitled to be voted at the meeting 141,560,707 Common Shares, each share carrying the right to one vote on all matters to come before the meeting.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attaching to all Common Shares of the Corporation except Brascan Corporation ("Brascan") which holds 58,809,869 of the Common Shares of the Corporation.

Brascan is a public company listed on the Toronto and New York stock exchanges. Brascan's major shareholder is EdperPartners Limited ("EdperPartners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire approximately 27.1 million Class A Limited Voting Shares, representing approximately 15% of the Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Gammiero, Harding, Kerr and Price, directors of the Corporation are shareholders of EdperPartners.

Shareholders of EdperPartners, in addition to receiving dividends from their shareholdings in Brascan, participate in an investment fund (the ''Fund'') that was formed during 2001 to invest in securities other than those issued by Brascan and its affiliates. The Fund distributed $2 million of investment income, its first such distribution, to participants in January 2002, with no individual participant receiving more that $155,000. Messrs. Cockwell, Gammiero, Harding, Kerr and Price, directors of the Corporation, collectively received a total of $625,000 of distributions from the Fund.

ELECTION OF DIRECTORS

The people named in the enclosed proxy form intend, unless otherwise directed, to vote for the election of a Board of Directors composed of the 12 nominees listed below to serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director, in which event a substitute may be nominated.

Name and municipality of residence	Principal occupation	Director since
JOHN W. BUD BIRD O.C.(4)(5) Fredericton, New Brunswick	President of Bird Holdings Ltd. (family holding company).	1998
THE HON. JOHN G. BRYDEN(1)(5) Murray Corner, New Brunswick	Member of the Senate of Canada; Barrister and Solicitor.	1989
JACK L. COCKWELL(2) Toronto, Ontario	Co-Chairman of Brascan Corporation since February 2002; President and Chief Executive Officer of Brascan Corporation prior thereto (real estate, financial and power generation).	1987
DIAN COHEN, C.M.(3)(4)(5) Hatley, Quebec	President of DC Productions Limited (economic communications and management consulting).	1987
PIERRE DUPUIS(1)(2) Brossard, Quebec	Chief Operating Officer of Dorel Industries Inc. (consumer products) since 1999; President and Chief Operating Officer of G.T.C. Transcontinental Group, Ltd. (communications) prior thereto.	1995
BRUCE J. FLATT Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation since February 2002; President and Chief Executive Officer of Brookfield Properties Inc. (real estate) prior thereto.	Director Elect
GORDON E. FORWARD(1)(2) San Diego, California	Former Vice-Chairman of Texas Industries Inc. (TXI) from 1998 to 2000; President and Chief Executive Officer of Chaparral Steel Company prior thereto.	1995
DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer of the Corporation since 1999; Chief Operating Officer 1998-1999; President of Norbord Industries Inc. prior thereto.	1999
ROBERT J. HARDING FCA(1)(2)(4) Toronto, Ontario	Chairman of Brascan Corporation since 1997; President and Chief Executive Officer of The Edper Group Limited (merchant banking) prior thereto.	1998
K. LINN MACDONALD Toronto, Ontario	Chairman of the Board since 1999; President and Chief Executive Officer of the Corporation prior thereto.	1991
MARGOT NORTHEY(2)(3)(4) Kingston, Ontario	Dean, Queen's University School of Business since 1995.	2000
TIMOTHY R. PRICE(3)(5) Toronto, Ontario	Chairman of Trilon Financial Corporation (financial services; merchant banking) since 1997; Chairman of The Edper Group Limited (merchant banking) prior thereto.	1991

(1) Member of the Audit Committee

(2) Member of the Human Resources Committee

(3) Member of the Environment, Health and Safety Committee

(4) Member of the Corporate Governance Committee

(5) Member of the Pension Committee

The Corporation does not have an Executive Committee of its Board of Directors.

The nominees own or exercise control or direction over the following number of Common Shares of the Corporation.

	Nexfor Common
John W. Bud Bird	2,000
John G. Bryden	1,055
Jack L. Cockwell	6,000
Dian Cohen	4,000
Pierre Dupuis	1,500
Bruce J. Flatt	5,000
Gordon E. Forward	1,000
Dominic Gammiero	561,875*
Robert J. Harding	2,000
K. Linn Macdonald	500
Margot Northey	500
Timothy R. Price	1,000

* 501,875 of which will vest upon approval of the resolution to increase the number of Common Shares for the Share Purchase Plan discussed below.

CORPORATE GOVERNANCE

BOARD MANDATE

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board discharges this responsibility directly at regularly scheduled and special meetings of the Board and indirectly through committees composed of directors.

In particular, the Board has explicitly recognized a number of specific duties that include the evaluation and approval of the Corporation's strategic plan, review of periodic reports on its implementation, and review of the annual budget and operating plans. As well, it is the Board's responsibility to ensure that the appropriate internal control, management and shareholder information systems are in place and are functioning effectively, and to establish guidelines for actions requiring Board approval.

In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for any disposition or expenditure in excess of $3 million and for any cost overrun on any of these projects in excess of 10% or $2 million, whichever is less. Changes in senior management at the Corporation and its principal operating subsidiaries must be approved by the Board.

The Toronto Stock Exchange (''TSE'') adopted the report of its Committee on Corporate Governance in Canada (''the TSE Report'') and issued guidelines for corporate governance extracted from the report. In 1999 the TSE made it a listing requirement that each TSE-listed corporation disclose its approach to corporate governance, with reference to each of the guidelines. The Corporation's disclosure is set out in Schedule A to this Circular.

In November 2001, the Joint Committee on Corporate Governance sponsored by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the TSE issued its final report which makes a number of recommendations which have not yet been implemented by the TSE or Canadian Securities Administrators. The Corporate Governance Committee of the Board has considered the recommendations of the Joint Committee and has included comments on these recommendations in Schedule A.

BOARD COMPOSITION

The Corporation currently has 12 directors.

The TSE Report defines an unrelated director as a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. On this basis, the Board considers that there are 10 unrelated directors. The two directors who are considered related are Mr. Gammiero in view of his role as President and CEO of the Corporation and Mr. Macdonald, who held the same position prior to April 1999.

Brascan owns approximately 58,809,869 of the outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of the TSE Report. The Board considers that six of the unrelated directors (50% of the full board and 60% of the unrelated directors) do not have any interest in, or relationship with, the significant shareholder or any of its affiliates and thus the Board considers that its membership fairly reflects the investment of the minority shareholders in the Corporation.

BOARD COMMITTEES

The Board has five committees with specific mandates to assist the Board in carrying out its responsibilities. These are the Audit Committee, the Corporate Governance Committee, the Environment, Health and Safety Committee, the Human Resources Committee, and the Pension Committee. In addition, from time to time, the Board has established special committees to assist the Board in respect of certain issues.

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. The Committee reviews the annual financial statements with the external auditors, prior to their approval by the Board, and works with management and the external auditors to ensure the adequacy of internal accounting procedures and systems.

The current members of the committee are:

John G. Bryden
Pierre Dupuis
Gordon E. Forward
Robert J. Harding (Chairman)

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential appointees to the Board and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors.

The current members of the committee are:

J. W. Bud Bird
Dian Cohen (Chairman)
Robert J. Harding
Margot Northey

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation's environmental policy, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs.

The current members of the committee are:

Dian Cohen
David W. Kerr
Margot Northey
Timothy R. Price (Chairman)

Human Resources Committee

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the Chief Executive Officer against agreed targets and recommends his compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the Chief Executive Officer, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board.

The current members of the committee are:

Jack L. Cockwell (Chairman)
Pierre Dupuis
Gordon E. Forward
Robert J. Harding
Margot Northey

Pension Committee

The Pension Committee's primary task is to supervise the administration of the Corporation's pension plans. It reviews actuarial reports, investment policies and funding levels of the plans, approves the selection of the trustees, managers and advisors and considers significant changes in the management of the Corporation's pension plans for recommendation to the Board.

The current members of the committee are:

J. W. Bud Bird
John G. Bryden (Chairman)
Dian Cohen
Timothy R. Price

EXECUTIVE COMPENSATION DISCLOSURE

The following table, presented in accordance with the regulations to the *Securities Act* (Ontario), sets forth all compensation paid or payable in respect of each of the executive officers named (collectively, the ''Named Executive Officers'') for services rendered during the financial years ended December 31, 2001, 2000, and 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[5] ($)**	**Securities Under Options /SARs Granted (#)**	**All Other Compensation ($)**
D. GAMMIERO	2001	$422,917	$168,428	$1,531	250,000	—
President and Chief	2000	$400,000	$235,800	$1,831	200,000	—
Executive Officer	1999[1]	$356,250	$208,052	$2,131	240,000	—
B. MARTIN	2001[2]	US $278,333	US $ 63,350	—	80,000	US $17,505
Senior Vice President &	2000	US $257,500	US $ 81,917	—	48,000	US $17,207
President, Fraser Papers	1999	US $229,583	US $ 81,581	—	30,000	US $11,286
I.M. YOUNG	2001	$234,167	$ 32,929	—	60,000	—
Senior Vice President &	2000	$224,250	$ 55,277	$ 327	48,000	—
Chief Financial Officer	1999	$215,583	$ 76,615	—	55,000	$ 331
Y. MCKINLAY	2001	$234,167	$ 49,029	$ 314	80,000	—
Senior Vice President &	2000	$225,000	$ 89,580	$ 374	48,000	—
President, Norbord Industries	1999[3]	$155,970	$124,901	$ 434	8,500	—
B. SHINETON	2001	£149,583	£24,873	£2,812	80,000	£45,284
Senior Vice President & Managing	2000	£141,539	£41,874	—	48,000	£55,801
Director, Nexfor UK	1999[4]	£124,923	£49,658	—	—	£45,500

(1) Mr. D. Gammiero was appointed President and Chief Executive Officer in October 1999, prior thereto he was Executive Vice President and Chief Operating Officer.

(2) All figures quoted for Mr. B. Martin are stated in United States dollars. ''All Other Compensation'' includes the Corporation's matching contributions under the Corporation's 401(k) Savings Plan for Salaried Employees.

(3) Ms. Y. McKinlay was appointed President of Norbord Industries Inc. in December 1999, prior thereto she was Vice President Finance & Strategic Planning of Norbord Industries.

(4) Mr. B Shineton joined Nexfor UK in February 1999 and was appointed Managing Director in November 1999. All figures quoted for Mr. Shineton are stated in Pounds Sterling (''£''). ''All Other Compensation'' represents the company contribution to the Nexfor UK Pension and Life Assurance Defined Contribution Retirement Plan and relocation expenses reimbursed.

(5) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans, with the exception of Mr. Young, which refers to the dollar value of the imputed interest benefit from a loan provided under the Corporation's Share Purchase Plan for Executives (''SPP) as described under ''Long Term Incentives''

The following table sets forth individual grants of stock options during the financial year ended December 31, 2001 to the Named Executive Officers:

Option Grants During the Financial Year Ended December 31, 2001

Name	Securities Under Options Granted(1)	% of Total Options Granted to Employees in 2001	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
D. GAMMIERO	250,000	21.2%	$6.90	$6.90	Feb. 1, 2011
B. MARTIN	80,000	6.8%	$6.90	$6.90	Feb. 1, 2011
I.M. YOUNG	60,000	5.1%	$6.90	$6.90	Feb. 1, 2011
Y. MCKINLAY	80,000	6.8%	$6.90	$6.90	Feb. 1, 2011
B. SHINETON	80,000	6.8%	$6.90	$6.90	Feb. 1, 2011

(1) These options were granted February 1, 2001 under the Nexfor Stock Option Plan and entitle each Named Executive Officer to purchase Common Shares of the Corporation. Each option is subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant. The exercise price is the market price of the Common Shares on the date of the grant.

The following table sets forth details of each exercise of stock options during the financial year ended December 31, 2001 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

Aggregate Option Exercises During the Financial Year Ended December 31, 2001 And Financial Year-End Option Values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at FY-End		Value of Unexercised In-The-Money Options at FY-End	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
D. GAMMIERO	0	0	188,600	577,400	131,520	347,280
B. MARTIN	0	0	43,400	149,600	35,640	85,460
I.M. YOUNG	0	0	84,200	154,800	30,140	81,210
Y. MCKINLAY	0	0	19,800	126,700	4,658	54,987
B. SHINETON	0	0	9,600	118,400	0	48,000

(1) Determined on basis of market value at date of exercise.

(2) The closing price of Nexfor Inc. Common Shares on The Toronto Stock Exchange on December 31, 2001 was $7.50.

Pension Arrangements

Mr. Gammiero, Mr. Young and Ms. McKinlay participate in the Retirement Annuity Plan for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of service categories assuming retirement at age 65:

Pension Plan Table

Remuneration ($)	Years of Service			
	10	15	20	25
$150,000	$24,900	$37,350	$49,800	$62,250
$175,000	$29,275	$43,900	$58,550	$73,175
$200,000	$33,650	$50,475	$67,300	$84,125
$225,000 and above	$38,025	$57,025	$76,050	$95,050

(1) Remuneration for the purposes of such pension plan includes base salary only. The pension benefit is based on 1.75% per year of service of the average of the best 60 months' salary minus an adjustment for Canada Pension Plan benefits. Pension benefits are reduced for retirement earlier than age 65.

(2) To limit the Corporation's retirement benefit liability to employees under the plan a remuneration level of $225,000 has been established as the maximum average remuneration eligible for pension calculations. This maximum is to be reviewed periodically in both general application and application to individuals.

(3) At age 65 Mr. Gammiero will have attained 22 years of credited service. These pension benefits are payable for life guaranteed for 5 years. Upon death, payments continue to the surviving spouse reducing to 66⅔% (basic option) at the end of the five year guarantee.

(4) At age 65 Mr. Young will have attained 14 years of credited service. These pension benefits are payable for life guaranteed for 5 years. Upon death, payments continue to the surviving spouse reducing to 66⅔% (basic option) at the end of the five year guarantee.

(5) At age 65 Ms. McKinlay will have attained 24 years of credited service. These pension benefits are payable for life guaranteed for 5 years. Upon death, payments continue to the surviving spouse reducing to 66⅔% (basic option) at the end of the five year guarantee.

The pension arrangements for Mr. Martin provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan and the Fraser Papers Inc. Supplemental Executive Retirement Plan. The estimated annual pension benefit payable by Fraser Papers Inc. to Mr. Martin at normal retirement age (65) is US $181,219.

Employment Contracts

At the time of hiring the Corporation entered into an agreement with Mr. Shineton that provides for the payment of certain severance benefits if terminated by the Corporation other than for cause. Should Mr. Shineton be terminated for reasons other than cause, the Corporation will provide a severance allowance equal to 12 months salary.

Composition of the Human Resources Committee

Members of the Human Resources Committee (the ''H.R. Committee'') during the financial year which ended on December 31, 2001 were J.L. Cockwell (Chairman), P. Dupuis, G.E. Forward, R.J. Harding, , and M. Northey. Ms. Northey joined the Committee on April 26, 2001. The other members of the H.R. Committee served for the entire year.

Mr. Gammiero, the President and Chief Executive Officer of the Corporation, is not a member of the H.R. Committee. He makes recommendations to the H.R. Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than for himself. Mr. Gammiero did not participate in H.R. Committee meetings when his compensation was discussed or determined.

Human Resources Committee's Report on Executive Compensation

The Corporation's executive compensation program is administered by its Human Resources Committee. As part of its mandate, the H.R. Committee administers the appointment and remuneration of the Corporation's officers, including the Named Executive Officers. For the President and Chief Executive Officer, the H.R. Committee makes compensation recommendations to be approved by the Board and for all other officers, the H.R. Committee approves the compensation levels. The H.R. Committee is also responsible for reviewing the design and competitiveness of the Corporation's compensation and benefit programs generally. The H.R. Committee met once in 2001.

Report on Executive Compensation

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the H.R. Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation practices of competitors is important, but should not drive the philosophy or design of the Corporation's program. The H.R. Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's CEO, this is achieved by maintaining base salaries and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

The individual components of executive compensation and the H.R. Committee's approach to each are as follows:

Base Salary

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level of salaries paid to similar positions at comparable Canadian forest products companies adjusted for size based on sales volumes. The base salary for the Corporation's CEO is also adjusted to reflect a higher weighting to variable compensation as described above.

Annual Incentive Plan

The Corporation has an annual incentive plan that generates cash incentives for company officers (including the Named Executive Officers) based on corporate and individual performance. Target awards, expressed as a percentage of base salary, have been established for each officer position at approximately the median level of annual incentive compensation plans administered by other Canadian forest products companies.

The incentive awards for the presidents of the subsidiary operating companies are based on three factors:

1. one-third on individual performance measured against established objectives and including contribution to overall results;
2. one-third on corporate performance based on a ROCE (Return on Capital Employed) calculation adjusted for the relative performance of the Corporation compared with a comprehensive group of 28 publicly traded North American forest products companies; and
3. one-third on subsidiary performance (ROCE) relative to the comparator group of 28 North American forest product companies.

The incentive plan for other officers, including the President and Chief Executive Officer, is based on two factors, each accounting for up to 50% of a target award:

1. individual performance (as above); and
2. corporate performance (as above).

A target ROCE for the incentive plan has been established by the H.R. Committee based on an assessment of the performance of the comparator group of 28 North American forest products companies over the past 14 years. Achievement of the target ROCE with a relative position at the average will generate a target award.

ROCE targets and individual objectives are reviewed with the H.R. Committee at the beginning of each year and awards are approved by the H.R. Committee based on the performance of each individual officer.

Long Term Incentives

Stock Option Plan

The Corporation has had a Stock Option Plan (''SOP'') since 1991. The SOP is designed to focus executive attention on the long term interests of the Corporation and growth in shareholder value.

Options are granted periodically to executives and senior managers and may be exercised at the option price for a period of up to 10 years. Options are subject to vesting at the annual rate of 20%, beginning on the first anniversary of the date of grant.

The SOP has a market growth option which gives each participant in the SOP the right to receive an amount (the ''growth amount'') equal to the increase in the market price of the Common Shares from the date of the grant to the date of exercise of the option, instead of purchasing the Common Shares under option for cash. The growth amount is payable in Common Shares or, at the election of the participant, in cash.

To determine the size of grants, the H.R. Committee takes into consideration data provided by external consultants on competitive market practices within Canadian forest industry firms and a wider grouping of industrial companies.

In February 2001, options to purchase a total of 1,168,500 shares were granted to 82 executives and senior managers at the price of $6.90 per share.

Share Purchase Plan

The Corporation has in place a Share Purchase Plan (''SPP'') to provide equity-based compensation. Under the terms of the SPP, low cost full-recourse loans may be granted by the Corporation to selected executives for the purchase of Common Shares of the Corporation. Interest on the loans is equal to the cash dividends on the shares. The Shares are pledged as Security for repayment of the loans. Any loan under the SPP may be repaid at the rate of 20% annually.

In February 2001, a loan in the amount of $3,156,800 was authorized to be granted to Mr. Gammiero for the purchase of 501,875 shares at a price of $6.29 per share. See ''Increase in Number of Common Shares for the Share Purchase Plan''.

Compensation of President and Chief Executive Officer

Mr. Gammiero was appointed President and Chief Executive Officer of the Corporation on October 22, 1999. Mr. Gammiero's base salary is reviewed annually and is set below the median level for comparable companies within the forest products industry, in return for an opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

Mr. Gammiero participates in the Annual Incentive Plan for executive officers. The Committee has established a target award of 60% of annual base salary payable upon fulfillment of established performance criteria. In 2001, Mr. Gammiero was awarded an incentive payment commensurate with the achievement of corporate objectives.

In 2001, Mr. Gammiero was granted an option on 250,000 Common Shares under the SOP at the market price of $6.90 per share.

Mr. Gammiero participates in the SPP. In October 1998, he was granted a loan to purchase 60,000 Common Shares at a price of $5.72 per share. In February 2001, the Board authorized a loan to Mr. Gammiero to purchase 501,875 Common Shares at a price of $6.29 per share.

The awards to Mr. Gammiero under the SOP and SPP are consistent with the compensation philosophy of the Corporation, which is to tie a significant portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value.

Report Presented By:

J.L. Cockwell　P. Dupuis　G.E. Forward
R.J. Harding　M. Northey

Compensation of Directors

Each director of the Corporation who is not an employee of the Corporation is entitled to be paid an annual retainer of $12,000. In addition, each director who is a member of a Board committee, receives an annual retainer of $1,000 for each committee membership, provided that the committee holds at least one regularly scheduled meeting during the year. The Chairman of each Board committee receives an additional annual retainer of $1,000. Each director also receives a fee of $1,500 for each meeting of the Board of Directors attended (exclusive of any meeting held immediately following an annual meeting of shareholders), and a fee of $1,000 for each committee meeting attended. In February 2001, the outside directors were each granted an option to purchase 2,000 Common Shares of the Corporation at an exercise price of $6.90 per share.

Indebtedness of Directors and Officers

The aggregate indebtedness to the Corporation and its subsidiaries as of February 28, 2002 of all present and former directors, officers and employees, entered into in connection with a purchase of securities of the Corporation or

any of its subsidiaries, excluding routine indebtedness, was $3,822,140. The indebtedness of all individuals who served as directors, executive officers and senior officers during 2001 under the SPP is as follows:

Table of Indebtedness of Directors, Senior Officers Under Security Purchase Program

Name and Principal Position	Involvement of Nexfor Inc.	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as at February 28, 2002 ($)	Security for Indebtedness
D. GAMMIERO .... President & CEO	Loan	$3,500,000	$3,500,000*	Common Shares
I.M. YOUNG .... Senior Vice President & CFO	Loan	$ 322,140	$ 322,140	Common Shares

* $3,156,800 of which is for the purchase of 501,875 Common Shares under the Share Purchase Plan as discussed below.

Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1996 in Nexfor Inc.'s Common Shares, the TSE 300 Composite Index and the TSE Paper and Forest Sub-group Index, respectively.

Cumulative Value of $100 Investment Assuming Reinvestment of Dividends



Nexfor
Paper & Forest
TSE 300
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec. 31 '96
Dec. 31 '97
Dec. 31 '98
Dec. 31 '99
Dec. 31 '00
Dec. 31 '01

	Dec. 31 '96	Dec. 31 '97	Dec. 31 '98	Dec. 31 '99	Dec. 31 '00	Dec. 31 '01
Nexfor	$100.00	$87.17	$71.79	$104.77	$93.27	$104.11
Paper & Forest	$100.00	$88.57	$79.41	$118.74	$111.96	$117.59
TSE 300	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage through a policy covering Brascan Corporation and certain subsidiary and associated companies, which has an annual aggregate policy limit of $50 million, subject to a corporate deductible of $1 million per loss. Generally, under this insurance coverage, the Corporation is reimbursed for indemnity payments made to its directors or officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

The policies became effective November 1, 2001; have one-year terms; and have an annual aggregate premium of $71,000 which is payable by the Corporation.

AUDITOR INDEPENDENCE

Principal Accounting Firm Fees

Ernst & Young LLP and its respective affiliates (collectively ''Ernst & Young'') are the auditors of the Corporation. From time to time Ernst & Young also provides other non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Board has considered whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence.

It is the Corporation's policy not to engage its auditors to provide services in connection with financial information, systems design and implementation.

Audit Fees

Ernst & Young billed the Corporation and its subsidiaries $690,000 for professional services related to the audit of the annual financial statements for the year ended December 31, 2001.

Audit-Related Services

Ernst & Young billed the Corporation and its subsidiaries $633,000 for audit-related services during 2001. Audit-related services include services provided by Ernst & Young that are directly related to its role as auditor of the Corporation and its subsidiaries and consist principally of procedures conducted in connection with public offerings of securities, audits of employee benefit funds and advice on accounting standards and their application.

Other Fees

Ernst & Young billed the Corporation and its subsidiaries $678,000 for other services in 2001. These fees relate primarily to tax and business advisory services.

APPOINTMENT OF AUDITORS

The people named in the proxy form enclosed with the Notice of Meeting intend to vote for the appointment of Ernst & Young LLP, Toronto, as auditors of the Corporation at a remuneration to be fixed by the directors.

INCREASE IN NUMBER OF COMMON SHARES FOR THE SHARE PURCHASE PLAN

The Corporation's Share Purchase Plan (the ''SPP'') is described above, see ''Report on Executive Compensation – Long Term Incentives''. The number of Common Shares initially reserved for issuance under the SPP was 1,300,000. The Corporation has from time to time provided loans to certain senior executives of the Corporation to purchase a total of 1,183,000 Common Shares under the SPP as part of its executive compensation program.

The Toronto Stock Exchange requires that the shareholders approve any increase in the maximum number of Common Shares reserved for issuance under the SPP. In February 2001, the Board authorized a loan to Mr. Dominic Gammiero, the President and Chief Executive Officer of the Corporation, to purchase 501,875 Common Shares under the SPP. In order to comply with the requirements of The Toronto Stock Exchange and to permit further use of the SPP as part of the executive compensation program of the Corporation, the Board approved an increase in the maximum number of Common Shares to be reserved for issuance under the SPP from 1,300,000 to 1,800,000 subject to shareholder approval.

At the meeting, the shareholders will be asked to consider and, if thought fit, pass a resolution approving this increase in the maximum number of Common Shares reserved for issuance under the SPP. The resolution must be passed by a majority of the votes cast at the meeting by the holders of Common Shares.

The Directors recommend that shareholders vote to approve this resolution.

The contents of this Management Proxy Circular and the sending thereof have been approved by the Directors of the Corporation.

DATED March 15th, 2002

(Signed) T. G. STINSON
Secretary

The Corporation will provide to any person (without charge to security holders of the Corporation) upon request to the Secretary, Nexfor Inc., 1 Toronto Street, Suite 500, Toronto, Ontario M5C 2W4, one copy of:

(i) the latest Annual Information Form of the Corporation filed with the securities commissions or similar authorities in Canada;

(ii) this Management Proxy Circular; and

(iii) any interim report to shareholders containing unaudited consolidated financial statements of the Corporation issued after December 31, 2001.

Schedule A to the Management Proxy Circular

Corporate Governance Guidelines

1. **The Board should explicitly assume responsibility for stewardship of the Corporation and specifically, for:**

   a) **Adoption of a strategic planning process.**

   The Board participates in the development of the Corporation's strategic plans through its dialogue with management on strategic alternatives. Management proposes plans and, where appropriate, discusses them with the Board and amends them to reflect the Board's views. In 2001, a special Board meeting was held to review strategy and monitor strategy implication, in addition to the discussions that took place at regular meetings of the Board.

   b) **Identification of principal risks and the implementation of appropriate risk-management systems.**

   The Board uses its Committees for much of its assessment of risks and risk management. The Audit Committee, together with management and the Corporation's auditors, review the principal financial risks of the business and ensure that systems are in place to manage those risks. The Environment, Health and Safety Committee has a mandate to assess many of the principal operating risks of the Corporation. The Committee receives regular reports on the Corporation's management systems covering environmental performance, health and safety issues and emergency preparedness. The Pension and Human Resources Committees also have areas of risk management within their mandates.

   c) **Succession planning including monitoring senior management.**

   The Board, through its Human Resources Committee, insures that the Corporation has realistic plans for management succession, and conducts a formal review of the plans for the Corporation and its principal subsidiaries at least annually. As part of the annual review, the Human Resources Committee reviews the Corporation's senior managers with the President, and approves senior appointments. The Committee considers the performance of the President separately and reports its findings to the Board directly.

   d) **Communications policy.**

   The Board is satisfied that the Corporation has appropriate structures and controls to ensure complete and meaningful communication between the Corporation and its employees, shareholders and the larger communities in which it operates. The Board is also satisfied that the Corporation fulfils the letter and spirit of its reporting requirements to the jurisdictions under which it operates. The Board reviews and formally approves all public financial information before it is released. In 2001, the Board approved a Corporate Disclosure Policy which formalizes the Corporation's commitment to timely and accurate disclosure.

   e) **Integrity of internal controls and management information systems.**

   As discussed above, the Board, through its Committees, effectively monitors the integrity of the internal controls and systems. Where appropriate, a Committee uses third-party services to audit or advise on these systems.

2-3 Majority of directors are "unrelated." Disclose whether each director is "unrelated".

Under the TSE definition, the Corporation has two related directors; Mr. Gammiero is the President and CEO of the Corporation, and Mr. Macdonald is the former President and CEO.

4-5 Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

The Corporation has had a Corporate Governance Committee since 1994, with the responsibility of assessing the performance of directors and recommending a slate of directors to the Board for election at each annual meeting. This Committee has consisted entirely of unrelated directors. The Committee has established criteria for assessing

the performance of individual directors and for evaluating potential new nominees for the Board. The Committee also reviews the effectiveness of the Board and its Committees and has conducted surveys of directors to ensure that their expectations are being addressed..

6. **Provide orientation and education programs for new directors.**

The Corporation does provide an orientation and education program for new directors. There is no formal process but management works with new directors to ensure that they become familiar with the Corporation's operations, products and businesses. The Board holds regular meetings at the different facilities of the Corporation to give the directors additional information on its operations.

7. **Consider reducing the size of the Board, with a view to improving effectiveness.**

The Board feels that 12 is an appropriate number of directors for a company of Nexfor's size and scope.

8. **Review compensation of directors in light of risks and responsibilities.**

The Human Resource Committee reviews directors' compensation annually. The last major change in the compensation program occurred in 1996. The levels of compensation are set out elsewhere in this Circular.

9. **Committees should generally be composed of outside directors and the majority of committee members should be unrelated.**

All committees of the Board are comprised of outside directors, and have a majority of unrelated directors. The composition of Board committees is set out elsewhere in this Circular.

10. **Responsibility for determining the Corporation's approach to corporate governance issues.**

The Corporate Governance Committee has the mandate to recommend policies, initiatives and actions to the Board that will enhance the Corporation's governance practices.

11. a) **Define limits to management's responsibilities by developing written mandates for:**

    (i) **the Board**

    (ii) **the Chief Executive Officer**

    b) **Board should approve CEO's corporate objectives.**

    The Board has established written terms of reference for its operation and has also written statements on the roles of the Chairman and the Chief Executive Officer. The Board is ultimately responsible for the actions of the Corporation. The Board delegates some of its powers to its Committees and to management of the Corporation in particular to the Chief Executive Officer. The Board approves all major transactions including those that involve commitments above a certain dollar threshold. The CEO has responsibility for the ongoing management of the Corporation and for developing strategies and plans for consideration by the Board. The Board reviews the CEO's objectives annually.

12. **Establish procedures to enable the Board to function independently of management.**

The directors are satisfied that the Board would be able to function independently of management should this be required. The Board, as part of its regular meetings, holds sessions without management present.

13. **Establish an Audit Committee with a specifically defined mandate, with all members being outside directors.**

The Audit Committee has well-defined terms of reference and all of its members are outside directors.

14. **Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense.**

The Board has authorized the Chairman to approve the engagement by any director, at the Corporation's expense, of an outside advisor, should the Chairman agree that the hiring of such an advisor is necessary and prudent from the director's point of view.



Nexfor

CBN
FINANCIAL PRINTING
Printed in Canada

229472